UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			9
Financial Statements
Balance Sheets			11
Income Statements			15
Statements of Changes in Stockholders' Equity			16
Statements of Cash Flows			17
Statements of Value Added			18
Notes to the Financial Statements
Note	1	. General Information	19
Note	2	. Presentation of Financial Statements	19
Note	3	. Significant Accounting Practices	20
Note	4	. Cash and Cash Equivalents	25
Note	5	. Interbank Investments	25
Note	6	. Securities and Derivatives Financial Instruments	26
Note	7	. Interbank Accounts	43
Note	8	. Loan Portfolio and Allowance for Loan Losses	43
Note	9	. Foreign Exchange Portfolio	47
Note	10	. Trading Account	48
Note	11	. Tax Credits	48
Note	12	. Other Receivables - Other	51
Note	13	. Dependence Information and Foreign Subsidiary	51
Note	14	. Investments in Affiliates and Subsidiaries	52
Note	15	. Fixed Assets	55
Note	16	. Intangibles	55
Note	17	. Money Market Funding and Borrowings and Onlendings	56
Note	18	. Tax and Social Security	59
Note	19	. Subordinated Debts	60
Note	20	. Other Payables - Other	61
Note	21	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	61
Note	22	. Stockholders’ Equity	65
Note	23	. Operational Ratios	66
Note	24	. Related Parties	67
Note	25	. Income from Services Rendered and Banking Fees	73
Note	26	. Personnel Expenses	73
Note	27	. Other Administrative Expenses	73
Note	28	. Tax Expenses	74
Note	29	. Other Operating Income	74
Note	30	. Other Operating Expenses	74
Note	31	. Non-Operating Results	75
Note	32	. Income Tax and Social Contribution	75
Note	33	. Employee Benefit Plans - Post-Employment Benefits	75
Note	34	. Risk Management Structure	82
Note	35	. Corporate Restructuring	86
Note	36	. Subsequent Events	88
Note	37	. Other Information	88
Summary of the Audit Committee Report			89

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES MANAGEMENT REPORTS

Dear Stockholders:

We present herein the Management Reports and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2013, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2013 will be released within the statutory period, at the website www.santander.com.br/ri.

• Macroeconomic Environment

Economic activity remained at a moderate pace in 2013, though performing better than in 2012. First-quarter GDP (latest data), disclosed in June, increased by 1.9% over the same period in 2012, above the 1.4% YoY growth recorded in the previous quarter. Investments moved up by 3.0% YoY, while household consumption expanded by 2.1%. On the supply side, agriculture presented the best performance, with a 17.0% YoY increase in production. On the other hand, the manufacturing industry continued to present the weakest performance, falling by 1.4% YoY, due to competitiveness and high labor costs.

Consumer prices, measured by the IPCA inflation index, increased by 6.70% in the 12 months through June, up from 5.84% at the end of 2012. Service prices continue to pressure inflation, driven by increasing labor costs. This was partially offset by regulated prices, reflecting the reduction in electricity tariffs at the beginning of the year, among other factors. In this context, the Central Bank initiated a cycle to increase the Selic benchmark rate in April 2013. The last Copom meeting, held on July 10, increased the rate to 8.50% p.a., which is already impacting the banks’ lending rates. In June, the average non-earmarked rate stood at 34.9% p.a., versus 33.9% p.a. in December 2012. Outstanding credit grew by 16.4% YoY in 12 months through June to R$2.5 trillion, or 55.2% of GDP. Mortgage lending, which moved up by 35.4% YoY, continues to drive growth.

The fragile global conditions are still weighting on Brazilian exports, which dropped by 5.9% YoY in the same period, while imports fell by a slight 0.2%. As a result, the trade surplus totaled US$9.3 billion in the last twelve months through June, below the US$23.9 billion recorded in the same period last year. The current account deficit amounted to US$72.5 billion in the 12 months through June. In terms of financing, foreign direct investment flow totaled US$65.6 billion in the same period. The exchange rate closed June at R$2.2/US$, versus R$2.01/US$ in March.

Regarding the public accounts, the tax breaks announced by the government to stimulate the economy led to a reduction in tax revenue. Consequently, the primary surplus reached 1.95% of GDP in the last 12 months through May. In the same period, public sector borrowing requirements reached 2.87% of GDP, virtually stable in relation to the 2.85% recorded in March 2013. The public sector’s net debt closed May at 34.8% of GDP, 8bps down from March 2013.

Performance

1. Net Income

The Banco Santander presented the period ended June 30, 2013 with consolidated net income of R$1,110 million, compared to R$1,468 million in the same period of 2012. Excluding amortization expense of goodwill of R$1,818 million, in the periods ended in June 30, 2013 and 2012, the net income in the period is R$2,928 million and R$3,246 million, respectively.

The result with loans and leasing operations, which includes interest income, foreign exchange, recovery of loans previously written off and others, fall of 11% in 2013 compared with the same period of 2012.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended June 30, 2013 is R$6,573 million and R$6,899 million at the same period of 2012, year-over-year, the expense decreased 4.7%. Allowance for loan losses represents 6.9% of the loan portfolio in June 2013, compared 6.7% in June 2012.

The delinquency ratio nonperforming loans more than 90 days reached 5.2% of the loan portfolio, showing an increase of 0.4p.p. over June, 2012 and 0.6p.p. compared to March 2013.

The total expenses including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 2% in 2013 compared with 2012, while personnel expenses decreased 3% and other administrative expenses increased 5% both on-years.

2. Assets and Liabilities

Total consolidated assets reached R$468,050 million on June 30, 2013, compared with R$436,964 million in June 2012, a growth of 7.1%.

In June 2013, total assets are represented by: R$218,053 million of loan portfolio, R$77,534 million of securities and derivative financial instruments, primarily by federal securities and R$44,342 million of interbank investments, and in June 2012 amounts R$205,632 million, R$69,712 million and R$29,251 million, respectively.

On June 30, 2013, Banco Santander has a total of R$0,6 million of securities classified as “held to maturity” and has the financial capacity and intent to hold them until maturity. In June 2012 amounted R$993 million, this reduction due to transfer of R$1,352 million in June 2013 from "held to maturity" to "avaiable for sale".

Loan Portfolio

Management of Credit Opened by Segment (R$ Million)	Jun/13	Jun/12	Changes Jun/13xJun/12	Mar/13	Changes Jun/13xMar/13

Individuals [1]	72,258	68,831	5%	71,383	1%
Consumer Finance (Vehicles and Other Assets)	37,021	36,682	1%	36,208	2%
Small and Medium-sized Entities	35,582	33,603	6%	36,135	-2%
Large-sized Entity	73,192	66,516	10%	67,978	8%
Total	218,053	205,632	6%	211,703	3%
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$101,557, R$97,958 and R$100,9012 on June 31, 2013 and 2012 and March 31, 2013, respectively.

On June 30, 2013, the loan portfolio reached R$218,053 million, with a growth of 6% compared to June 2012.

In the evolution of the period ended in June 2013, the highlights was Small and Medium-sized Entities and Individuals with a growth of 10%.

Funding

Funding Customers (R$ Million)	Jun/13	Jun/12	Changes Jun/13xJun/12	Mar/13	Changes Jun/13xMar/13

Demand Deposits	13,385	11,949	12%	12,717	5%
Saving Deposits	29,293	24,763	18%	27,915	5%
Time Deposits	79,865	82,051	-3%	78,669	2%
Debentures/LCI/LCA¹	51,990	40,533	28%	49,236	6%
Treasury Bills	30,353	27,230	11%	26,805	13%
Total	204,886	186,526	10%	195,342	5%
1. Repurchase Commitments backed in Debentures, Real Estate Credit Notes and Agribusiness Credit Notes.

The total of funding resources reched R$204,886 millions on June 31, 2013, an increase of 9.8%, compared with June 2012 and a increase of 4.9% on the first quarter of 2013.

The highlight was the on-years growth of 28.3% Debentures/LCI/LCA.

3.Stockholders’ Equity

Banco Santander consolidated stockholders’ equity amounted to R$63,963 million on June 30, 2013, compared with R$63,230 million and R$63,411 million in March 2013 and June 2012, respectively.

The evolution of shareholders’ equity in second quarter of 2013 first is due, mainly, to income of R$1,110 million and the movements of adjustment to fair value amounting to  R$263 million, partially reduced by dividends and interest on capital of R$950 million, approved by the Board of Directors.

The CVM Instruction 695, of December 13, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19, were classified as Adjustment to Fair Value. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability), the effect of this change was a record in stockholders' equity in December 31, 2012 (retrospective) of R$2,417 million and on June 30, 2013 was R$1,378 million, the reduction in the second quarter was due to the increase in the discount rate applied in update of benefit plans and plan assets most significant and sponsored by Banco Santander (Banesprev II, V, Pre-75 and Cabesp).

In 2013 1,512,000 Units were acquired and 1,895,702 Units paid by way of Bonus Incentive Plan and the Long Term - Local. The accumulated balance of treasury shares on June 30, 2013 is 8,226,716 Units (06.30.2012 - 8,418,300 Units), amounting to R$126 million (06.30.2012 - R$132 million). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.37, R$15.35 and R$18.52 In 2011 was acquired and hold in treasury 1,732,900 ADRs, amounts R$39 million (06.30.2012 - R$36 million). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on June 30, 2013 was R$13.55 per Unit and US$6.14 per ADR.

Dividends and Interest on Capital

In June 30, 2013, were posted dividends based on reserve for dividend equalization amounting R$650 million and in mach were posted interest on capital of R$300 million, that both will be paid on August 29, 2013.

Basel Index

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 21.5%, and, disregarding the effect of goodwill, as determined by the international rule, the index is 18.7%.

Banco Santander, according to Bacen Letter 3.477/2009, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth. The implementation of the new Basel III rules starts from 1st October 2013. Other measures are under discussion in the Basel Committee, as related to the leverage ratio and minimum quantitative requirements for liquidity of financial institutions, which will the subject of future regulations.

• Recent Event

Change of Chief Executive Officer

On March 24, 2013 it was published a Notice to the Market in order to inform that, on the Board of Directors meeting, held on the same date, it was appointed to replace Mr. Marcial Portela, Mr. Jesús Maria Zabalza Lotina as CEO, who took office on June 12, 2013.

• Subsequent Events

New Agreement for the Acquisition of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A (GetNet) Operations by Banco Santender

On July 15, 2013, Banco Santander published a Notice to the Market stating that it has entered into a Memorandum of Understanding with the controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), which establishes the preliminary terms and conditions for the acquisition of the following operations: (i) the capture and processing of acquiring operations (credit and debit cards); (ii) the POS leasing transactions already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet’s vertical operations in the card segment ("Transaction").

The Transaction will allow Santander to capture the opportunities provided by the acquiring business through service and technology innovation.

The conclusion of the Transaction is subject to the usual conditions for this type of operation, including: (i) the execution of due diligence, (ii) that the parties have defined the ownership structure for the Transaction and the terms and conditions of the final agreements necessary to formalize it, (iii) that the parties have obtained all the necessary corporate authorizations to carry out the Transaction, and (iv) that the Transaction is approved by the competent government authorities, in accordance to the legal terms and provisions and applicable regulations.

• Strategy

Banco Santander’s strategy is based on the following objectives:

• To be the best bank in terms of service quality, sustained by the operational efficiency of the technological platform;

• To improve customer service through quality services and infrastructure;

• To intensify relations with all client segments in order to become our customers’ bank of choice;

• To increase the commercial punch of key segments/products, such as SMEs, issuer cards, the acquiring business, mortgage lending, vehicle financing and insurance;

• To take advantage of product and service cross selling opportunities;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands;

• To maintain prudent risk management.

This strategy is in line with the Bank’s declared mission: “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated advantages. The idea behind the new proposal, which comes in four modalities (“Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light” and “Conta Combinada Universitária FIT”) is to offer product and service options that meet customers’ needs at different moments in their lives, as well as to increase linkage. The Bank also announced a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with unique and a specialized service.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, as in the card segment with the agreements with Sodexo and Embratec, and in the vehicle financing segment with the agreements with Hyundai, Renault, Nissan and Peugeot.

On the sustainability front, Santander Brasil’s strategy continues to be based on three fundamental pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. In June, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC.

Another important aspect of our strategy is the maintenance of comfortable liquidity and coverage ratios and our funding and capital independence from our parent company. Our BIS ratio closed June 2013 at 21.5%, making us the most capitalized of the major retail banks in Brazil.

• Main Subsidiaries

As of June 30, 2013, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$43,864 million, a lease and other credits portfolio of R$3,436 million and stockholders' equity of R$4,917 million. Net income for the period ended on June 30, 2013 was R$175 million.

As of June 30, 2013, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) reported R$33,211 million in total assets, R$29,281 million in lending operations and others credits, and R$1,100 million of stockholder´s equity. The loss for the period ended on June 30, 2013 was R$18 million.

As of June 30, 2013, Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) reported total assets of R$773 million and stockholders' equity of R$243 million. Net income for the period ended on June 30, 2013 was R$44 million.

As of June 30, 2013, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$291 million. The stockholders' equity of R$197 million, and net income for the period of 2013 was R$25 million. The stockholders’ equity of investment funds reached R$117,941 million.

As of June 30, 2013, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC) reported total assets of R$2,211 million, R$679 million of loan portfolio and stockholders' equity of R$2,164 million. The net income of the period ended on June 30, 2013 was R$5 million.

Rating Agencies

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

Rating Agency	Global Scale				National Scale
	Local Currency		Foreign Currency		National
	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (Outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)
Standard & Poor’s (Outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1
Moody’s (Outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1
Ratings assigned according published reports of Rating agencies: Fitch Ratings (May 28,2013); Standard & Poor's (June 07,2013) and Moody's (July 03,2012).

• Corporate Governance

On April 16, 2013 the Brazilian Central Bank ratified the election of Audit Committee members René Luiz Grande, Celso Clemente Giacometti and Elidie Palma Bifano. On April 24, 2013, a Board of Directors’ Meeting elected Taiki Hirashima as the Committee’s technically-qualified member, replacing Elidie Palma Bifano, who reverted to simple membership status, as of June 13, 2013, when Mr. Hirashima was invested in his position.

The same Board of Directors’ Meeting approved: (i) the election of Jesús María Zabalza Lotina as the Company’s Chief Executive Officer, replacing Marcial Angel Portela Alvarez, who held the position from 2010 to 2013, (ii) the election of Javier Rodriguez de Colmenares as Officer without Portfolio to head the Risk area; and (iii) the removal of Clóvis Hideaki Ikeda as Officer without Portfolio. On June 12, 2013, Jesús María Zabalza Lotina was sworn in as CEO.

On April 29, 2013, the Annual and Extraordinary Shareholders Meetings resolved on the following matters: A – at the Annual Shareholders Meeting: (i) acknowledgement of Management’s accounts, examining, discussing and voting on the Company’s Financial Statements for the fiscal year ended December 31, 2012; (ii) the allocation of net profit for fiscal year 2012 and the distribution of dividends; (iii) election of the members of the Company’s Board of Directors for a new term of office; and (iv) determination of the overall annual compensation of Management and the members of the Audit Committee; and B – at the Extraordinary Shareholders Meeting: (i) alteration of the term of payment of dividends and interest on equity for fiscal year 2013 to not more than one hundred and eighty (180) days as of their declaration by the Board of Director, but in any event before the end of 2013; and (ii) approval of the Long-Term Incentive Plan for fiscal year 2013.

On May 28, 2013, a Board of Directors’ Meeting approved the following: (i) the re-election of the Board of Executive Officers for a new term of office, and (ii) the election of Carlos Rey de Vicente as Executive Vice-President in charge of the Strategy and Quality areas. Both appointments are awaiting ratification by the Brazilian Central Bank.

On June 3, 2013 an Extraordinary Shareholders Meeting approved the following: (i) the transfer of Marcial Angel Portela Alvarez from Vice-Chairman to Chairman of the Company’s Board of Directors; (ii) the transfer of Celso Clemente Giacometti from Chairman to Vice-Chairman of the Company’s Board of Directors; (iii) the election of Jesús Maria Zabalza Lotina as a member of the Company’s Board of Directors; (iv) the proposal to grant Deferred Bonus Plans for fiscal year 2013 to directors, managerial employees and other employees of the Company and of companies under its control. The changes in the positions of Chairman and Vice-Chairman of the Board of Directors became effective as of June 12, 2013.

On June 25, 2013, a Board of Directors Meeting approved: (i) the election of current Board of Directors’ member José de Paiva Ferreira as Senior Executive Vice-President in charge of the Human Resources, Supply, Technology, Organization and Cost areas; and (ii) the election of Manoel Marcos Madureira to the position of Executive Vice-President. The election of Mr. José de Paiva Ferreira is awaiting ratification by the Brazilian Central Bank.

• Risk Management

1. Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client.

Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Grupo Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

2. Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches.

The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments. Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

3. Credit Risk

The function of Credit Risk and Market is to develop policies and strategies for risk management in accordance with the risk appetite set by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

4. Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

5. Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

6. Operational Risk Management, Internal Controls -Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

• People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 190 thousand employees worldwide, 52 thousand in Brazil alone, and more than 100 million clients.

• Sustainable Development

To Banco Santander, sustainability is part of the business strategy. It is a commitment that is reflected in inserting the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that promote outcomes for the bank and for everyone. Banco Santander´s commitment to sustainability, as well as its strategy and initiatives, granted the bank an award as Sustainable Bank of the Year, in Americas category, by prestigious British newspaper Financial Times and IFC (International Finance Corporation). Santander was also included in Cadastro Empresa Pró-Ética, created by Controladoria-Geral da União (CGU) and Ethos Institute, a recognition of its solid anti-corruption and bribery policy. Also in this period, the Ethical Fund was classified as excellent in a ranking by the Investidor Institucional magazine.

• Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Sale of the Investment Fund Management and Managed Portfolio Operations, currently developed by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

b) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

c) Incorporation of Santander Administradora de Consórcios Ltda (Santander Consórcios) by Santander Brasil Administradora de Consórcio (Santander Brasil Consórcio)

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcio agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

d) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Opening capital of Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil) in the category “B”, pursuant to the EGM held on August 30, 2012, whose record was obtained with the CVM on November 27,2012;

• Incorporation of all shares of issue Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) by CFI RCI Brasil, on May 31, 2012, so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen;

• Partial spin-off of CRV Distribuidora da TÍtulos e Valores Mobiliários S.A (CRV DTVM) with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales.com Limited (Carsales) participation in Webmotors’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the period 2013, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

According to CVM Instruction 381/2003, we list the other services and their dates:

• March 12, 2013 - Agreement for provision of identifying improvements in internal controls to calculate the allowance for doubtful accounts according to the criteria IFRS.

São Paulo, July 29, 2013
The Board of Directors The Executive

(Adopted at the Meeting of the Board of 07.29.2013).
***

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Banco Santander (Brasil) S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (“Bank”) and subsidiaries (“Consolidated”), consisting of the balance sheets as of June 30, 2013 and the related statements of income, changes in stockholders’ equity (Bank) and cash flows for the six-month period ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management’s responsibility for the financial statements

The Bank’s management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and International Standards on Auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank and subsidiaries’ preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of June 30, 2013, and the results of their operations and their cash flows for the six-month period ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN.

Deloitte Touche Tohmatsu

Emphasis related to the restatement of corresponding figures

According mentioned in note 3.l, due to changes in accounting practices adopted in interim consolidated financial information by the Bank for the six-month period ended June 30, 2013, the corresponding figures for the six-month period ended June 30, 2012, and the balances as of December 31, 2012 and 2011, were adjusted and are being restated as required by CPC 23 (IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors), ratified by the National Monetary Council, by Resolution nº 4.007, issued in August 25, 2011. Our opinion does not contain any qualification related to this subject.

Other matters

Statement of value added

We have also examined the statements of value added (Bank and Consolidated) for the six-month period ended June 30, 2013, prepared under the responsibility of the Bank’s management, whose presentation by publicly-held companies is required by Brazilian Corporate Law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 29, 2013

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

2013-0627

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			06/30/2012		06/30/2012
	Note	06/30/2013	Adjusted	06/30/2013	Adjusted

Current Assets		265,138,473	249,856,437	269,137,144	242,106,764
Cash	4	4,437,335	4,760,716	4,533,536	4,849,165
Interbank Investments	5	62,877,791	53,504,737	44,233,702	27,102,345
Money Market Investments		28,695,443	17,199,730	28,696,127	17,299,787
Interbank Deposits		23,917,884	31,383,666	3,776,245	3,212,545
Foreign Currency Investments		10,264,464	4,921,341	11,761,330	6,590,013
Securities and Derivative Financial
Instruments	6	39,100,755	29,654,160	40,464,371	29,437,576
Own Portfolio		9,267,379	9,333,361	24,797,117	9,204,140
Subject to Repurchase Commitments		23,782,793	17,050,150	8,104,367	15,784,263
Derivative Financial Instruments		2,016,245	2,063,155	2,084,850	2,061,025
Linked to Central Bank of Brazil		1,683,099	405,604	1,683,099	405,604
Linked to Guarantees		2,351,239	801,890	3,794,938	1,982,544
Interbank Accounts	7	33,912,502	40,490,545	34,149,822	40,705,396
Payments and Receipts Pending Settlement		1,552,446	1,454,869	1,552,446	1,454,869
Restricted Deposits:		32,325,717	39,010,098	32,563,037	39,224,949
Central Bank Deposits		32,325,581	39,009,265	32,562,901	39,224,116
National Housing System		136	833	136	833
Correspondents		34,339	25,578	34,339	25,578
Interbranch Accounts		996	2,066	998	2,066
Internal Transfers of Funds		996	2,066	998	2,066
Lending Operations	8	50,675,273	54,283,617	65,885,750	65,685,326
Public Sector		26,150	53,919	26,150	53,919
Private Sector		53,037,917	56,008,200	68,722,884	67,817,760
Lending Operations Assignment		2,281	-	2,281	-
(Allowance for Loan Losses)	8.f	(2,391,075)	(1,778,502)	(2,865,565)	(2,186,353)
Leasing Operations	8	17,547	75,944	2,541,579	3,440,291
Public Sector		-	-	2,607	2,811
Private Sector		18,733	81,250	2,614,209	3,576,480
(Allowance for Lease Losses)	8.f	(1,186)	(5,306)	(75,237)	(139,000)
Other Receivables		73,539,012	66,653,441	76,627,261	70,327,947
Credits for Guarantees Honored		283	704	283	704
Foreign Exchange Portfolio	9	44,929,327	38,727,984	44,929,327	38,727,984
Income Receivable		544,639	382,965	561,473	411,888
Trading Account	10	841,786	2,420,393	1,242,383	2,720,482
Tax Credits	11	4,585,340	6,351,285	5,480,850	7,557,611
Others	12	22,715,189	18,870,594	24,517,637	21,042,757
(Allowance for Other Receivables Losses)	8.f	(77,552)	(100,484)	(104,692)	(133,479)
Other Assets		577,262	431,211	700,125	556,652
Non - Current Assets Held for Sale		-	111,102	-	111,102
Other Assets		187,928	87,534	192,134	90,677
(Allowance for Valuation)		(56,326)	(77,377)	(58,938)	(80,442)
Prepaid Expenses		445,660	309,952	566,929	435,315

Long-Term Assets		196,203,166	193,558,995	177,836,392	171,004,197
Interbank Investments	5	11,665,439	17,823,712	108,289	2,148,209
Interbank Deposits		11,665,439	17,423,546	108,289	1,748,043
Foreign Currency Investments		-	400,366	-	400,366
(Allowance for Losses)		-	(200)	-	(200)
Securities and Derivative Financial
Instruments	6	67,710,942	71,454,311	37,069,633	40,274,885
Own Portfolio		7,578,950	13,679,107	9,912,556	9,511,411
Subject to Repurchase Commitments		46,819,245	45,713,311	12,889,326	17,793,671
Derivative Financial Instruments		4,456,016	3,191,094	4,434,335	3,212,164
Linked to Central Bank of Brazil		978,062	1,283,990	978,062	1,283,990
Privatization Certificates		2,596	2,452	2,596	2,452
Linked to Guarantees		7,876,073	7,584,357	8,852,758	8,471,197
Interbank Accounts	7	167,663	204,828	167,663	204,828
Restricted Deposits:		167,663	204,828	167,663	204,828
National Housing System		167,663	204,828	167,663	204,828
Lending Operations	8	94,893,302	85,670,329	111,094,060	102,431,740
Public Sector		73,587	89,402	73,587	89,402
Private Sector		105,555,005	95,505,556	122,516,746	113,026,242
Lending Operations Related to Assignment		35,907	-	35,907	-
(Allowance for Loan Losses)	8.f	(10,771,197)	(9,924,629)	(11,532,180)	(10,683,904)
Leasing Operations	8	2,137	22,752	2,163,740	2,878,493
Public Sector		-	-	2,494	4,341
Private Sector		4,206	27,579	2,265,902	3,057,765
(Allowance for Lease Losses)	8.f	(2,069)	(4,827)	(104,656)	(183,613)
Other Receivables		21,221,965	18,091,607	26,153,948	22,061,790
Receivables for Guarantees Honored		4,759	74,071	4,759	74,071
Foreign Exchange Portfolio	9	236,522	218,518	236,522	218,518
Income Receivable		132,283	90,209	132,283	90,209
Negotiation and intermediation of securities	10	9,098	-	9,098	-
Tax Credits	11	11,773,801	9,406,376	13,655,301	11,006,024
Others	12	9,363,481	8,632,775	12,466,320	11,084,457
(Allowance for Other Receivables Losses)	8.f	(297,979)	(330,342)	(350,335)	(411,489)
Other Assets		541,718	291,456	1,079,059	1,004,252
Temporary Assets		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		535,422	285,160	1,072,763	997,956

Permanent Assets		33,817,992	41,029,162	21,076,434	23,853,047
Investments		13,295,600	17,450,499	114,676	38,319
Investments in Affiliates and Subsidiaries:	14	13,278,238	17,435,080	76,640	22,321
Domestic		11,114,399	15,518,960	76,640	22,321
Foreign		2,163,839	1,916,120	-	-
Other Investments		49,213	47,270	74,448	52,458
(Allowance for Losses)		(31,851)	(31,851)	(36,412)	(36,460)
Fixed Assets	15	5,751,459	5,007,392	5,886,012	5,040,700
Real Estate		2,045,600	2,135,430	2,054,144	2,137,572
Others		8,386,087	7,010,842	8,673,221	7,080,645
(Accumulated Depreciation)		(4,680,228)	(4,138,880)	(4,841,353)	(4,177,517)
Intangibles	16	14,770,933	18,571,271	15,075,746	18,774,028
Goodwill		26,012,090	26,012,090	26,239,908	26,175,004
Intangible Assets		6,827,644	6,783,697	6,977,923	6,882,983
(Accumulated Amortization)		(18,068,801)	(14,224,516)	(18,142,085)	(14,283,959)
Total Assets		495,159,631	484,444,594	468,049,970	436,964,008

Current Liabilities		279,548,394	282,448,638	246,867,695	248,202,830
Deposits	17.a	95,452,156	107,269,306	72,539,907	75,200,768
Demand Deposits		13,619,955	12,122,202	13,385,356	11,949,002
Savings Deposits		29,293,118	24,762,831	29,293,118	24,762,831
Interbank Deposits		24,837,064	33,869,357	2,207,654	1,974,888
Time Deposits		27,702,019	36,514,916	27,653,779	36,514,047
Money Market Funding	17.b	67,060,306	56,566,772	52,234,504	48,459,021
Own Portfolio		42,498,437	40,527,946	31,564,436	33,438,888
Third Parties		13,647,961	9,770,446	9,756,160	8,751,753
Linked to Trading Portfolio Operations		10,913,908	6,268,380	10,913,908	6,268,380
Funds from Acceptance and Issuance of
Securities	17.c	27,801,661	27,367,170	28,693,532	28,237,546
Exchange Acceptances		-	-	507,129	697,252
Resources of Debentures		-	-	201,434	169,677
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		21,487,443	26,653,901	21,670,751	26,657,348
Securities Issued Abroad		6,314,218	713,269	6,314,218	713,269
Interbank Accounts	7	1,414,430	1,405,690	1,414,430	1,405,690
Receipts and Payments Pending Settlement		1,384,097	1,395,879	1,384,097	1,395,879
Correspondents		30,333	9,811	30,333	9,811
Interbranch Accounts		984,246	1,091,031	984,246	1,091,031
Third-Party Funds in Transit		982,419	1,089,606	982,419	1,089,606
Internal Transfers of Funds		1,827	1,425	1,827	1,425
Borrowings	17.e	15,536,221	13,167,489	15,558,821	13,167,489
Local Borrowings - Other Institutions		48,653	49,863	48,653	49,863
Foreign Borrowings		15,487,568	13,117,626	15,510,168	13,117,626
Domestic Onlendings - Official Institutions	17.e	2,935,394	3,581,982	2,935,394	3,581,982
National Treasury		244	251	244	251
National Economic and Social Development
Bank (BNDES)		1,285,001	2,757,968	1,285,001	2,757,968
Federal Savings and Loan Bank (CEF)		2,828	49,923	2,828	49,923
National Equipment Financing Authority (FINAME)		1,547,741	690,970	1,547,741	690,970
Other Institutions		99,580	82,870	99,580	82,870
Foreign Onlendings	17.e	19,266	363,480	19,266	363,480
Foreign Onlendings		19,266	363,480	19,266	363,480
Derivative Financial Instruments	6	2,103,655	2,354,358	2,238,181	2,364,115
Derivative Financial Instruments		2,103,655	2,354,358	2,238,181	2,364,115
Other Payables		66,241,059	69,281,360	70,249,414	74,331,708
Collected Taxes and Other		1,019,761	1,160,917	1,027,327	1,168,845
Foreign Exchange Portfolio	9	42,114,103	36,729,965	42,114,103	36,729,965
Social and Statutory		1,146,006	1,673,673	1,156,863	1,695,058
Tax and Social Security	18	895,880	8,259,325	1,885,652	10,861,878
Trading Account	10	1,654,979	1,356,627	2,143,204	1,664,835
Subordinated Debt	19	1,030,011	3,068,186	1,030,011	3,068,186
Others	20	18,380,319	17,032,667	20,892,254	19,142,941

Long-Term Liabilities		151,392,224	138,348,658	156,043,859	124,572,758
Deposits	17.a	53,280,609	63,859,397	53,607,177	46,618,499
Interbank Deposits		744,758	18,321,824	1,396,068	1,081,332
Time Deposits		52,535,851	45,537,573	52,211,109	45,537,167
Money Market Funding	17.b	27,844,393	21,812,342	26,636,553	21,186,585
Own Portfolio		27,844,393	21,812,342	26,636,553	21,186,585
Funds from Acceptance and Issuance of
Securities	17.c	34,027,295	21,955,164	36,262,402	23,392,200
Exchange Acceptances		-	-	620,728	586,814
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		21,528,147	11,423,054	23,142,526	12,273,276
Securities Issued Abroad		12,499,148	10,532,110	12,499,148	10,532,110
Borrowings	17.e	1,417,340	1,475,817	1,417,340	1,475,817
Local Borrowings - Other Institutions		49,832	96,869	49,832	96,869
Foreign Borrowings		1,367,508	1,378,948	1,367,508	1,378,948
Domestic Onlendings - Official Institutions	17.e	6,623,752	6,189,666	6,623,752	6,189,666
National Treasury		731	940	731	940
National Economic and Social Development
Bank (BNDES)		3,561,490	2,686,865	3,561,490	2,686,865
Federal Savings and Loan Bank (CEF)		66,226	1,254	66,226	1,254
National Equipment Financing Authority (FINAME)		2,995,305	3,498,416	2,995,305	3,498,416
Other Institutions		-	2,191	-	2,191
Foreign Onlendings	17.e	9,516	32,383	9,516	32,383
Foreign Onlendings		9,516	32,383	9,516	32,383
Derivative Financial Instruments	6	3,532,064	3,086,960	3,474,399	3,100,313
Derivative Financial Instruments		3,532,064	3,086,960	3,474,399	3,100,313
Other Payables		24,657,255	19,936,929	28,012,720	22,577,295
Foreign Exchange Portfolio	9	97,659	50,647	97,659	50,647
Tax and Social Security	18	11,864,270	3,602,938	14,757,532	5,919,414
Negotiation and intermediation of securities	10	29,476	-	79,920	-
Subordinated Debts	19	8,015,620	8,385,420	8,015,620	8,385,420
Others	20	4,650,230	7,897,924	5,061,989	8,221,814

Deferred Income		251,659	218,481	251,678	218,481
Deferred Income		251,659	218,481	251,678	218,481

Minority Interest		-	-	923,510	558,445

Stockholders' Equity	22	63,967,354	63,428,817	63,963,228	63,411,494
Capital:		62,828,201	62,828,201	62,828,201	62,828,201
Brazilian Residents		6,251,291	6,251,291	6,251,291	6,251,291
Foreign Residents		56,576,910	56,576,910	56,576,910	56,576,910
Capital Reserves		631,268	584,413	633,887	585,591
Profit Reserves		2,073,816	1,667,523	1,557,545	1,667,523
Adjustment to Fair Value		(1,400,299)	(1,483,782)	(1,252,330)	(1,515,298)
Accumulated Profits		-	-	361,557	13,015
(-) Treasury Shares		(165,632)	(167,538)	(165,632)	(167,538)
Total Liabilities		495,159,631	484,444,594	468,049,970	436,964,008
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			01/01 to		01/01 to
		01/01 to	06/30/2012	01/01 to	06/30/2012
	Note	06/30/2013	Adjusted	06/30/2013	Adjusted

Financial Income		25,484,351	29,251,765	26,968,804	29,393,725
Lending Operations		16,612,048	18,726,971	19,395,073	21,528,703
Leasing Operations		2,853	11,685	346,306	599,383
Securities Transactions	6.a	7,838,409	8,567,132	6,217,566	5,320,101
Derivatives Transactions		(241,471)	(571,998)	(270,901)	(581,917)
Foreign Exchange Operations		267,381	740,965	267,381	740,965
Operations of Sale or Transfer of Financial Assets		34,068	8,393	34,460	8,393
Compulsory Deposits		971,063	1,768,617	978,919	1,778,097

Financial Expenses		(19,994,260)	(22,173,019)	(19,860,951)	(21,037,578)
Funding Operations Market	17.d	(11,626,478)	(14,284,224)	(10,656,771)	(12,105,608)
Borrowings and Onlendings Operations		(1,830,883)	(1,148,888)	(1,837,912)	(1,149,171)
Allowance for Loan Losses	8.f	(6,536,899)	(6,739,907)	(7,366,268)	(7,782,799)

Gross Profit From Financial Operations		5,490,091	7,078,746	7,107,853	8,356,147

Other Operating (Expenses) Income		(5,911,692)	(6,339,475)	(6,736,918)	(7,270,485)
Income from Services Rendered	25	3,638,692	3,062,190	4,026,487	3,320,533
Income from Banking Fees	25	1,194,026	1,194,884	1,431,516	1,522,615
Personnel Expenses	26	(2,852,215)	(2,874,804)	(3,013,792)	(3,040,005)
Other Administrative Expenses	27	(5,918,540)	(5,731,805)	(6,213,603)	(5,902,106)
Tax Expenses	28	(1,143,462)	(1,244,329)	(1,394,066)	(1,464,387)
Investments in Affiliates and Subsidiaries	14	512,761	772,988	5,496	731
Other Operating Income	29	976,148	941,693	1,153,326	1,091,333
Other Operating Expenses	30	(2,319,102)	(2,460,292)	(2,732,282)	(2,799,199)

Operating Income		(421,601)	739,271	370,935	1,085,662

Nonoperating Income	31	78,554	17,028	199,300	35,109

Income/Losses Before Taxes on Income and Profit Sharing		(343,047)	756,299	570,235	1,120,771

Income Tax and Social Contribution	32	1,542,756	1,193,949	1,151,405	930,280
Provision for Income Tax		5,158	(123,812)	(174,392)	(404,384)
Provision for Social Contribution Tax		-	(70,534)	(146,651)	(287,592)
Deferred Tax Credits		1,537,598	1,388,295	1,472,448	1,622,256

Profit Sharing		(431,636)	(534,118)	(473,864)	(573,513)

Minority Interest		-	-	(137,749)	(49,040)

Net Income		768,073	1,416,130	1,110,027	1,428,498

Number of Shares (Thousands)	22.a	397,998,357	397,978,241
Net Income per Thousand Shares (R$)		1.93	3.56
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
In thousands of Brazilian Reais - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend		Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Own Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2011		62,828,201	529,149	1,140,847	491,050	719,112	18,109	-	-	(112,768)	65,613,700
Employee Benefit Plan
(Adoption of CPC 33)	3.l	-	-	-	106,468	-	-	(2,524,323)	-	-	(2,417,855)
Balances as of Janury 1, 2012		62,828,201	529,149	1,140,847	597,518	719,112	18,109	(2,524,323)	-	(112,768)	63,195,845
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	-	(54,770)	(54,770)
Result of Treasury Shares	22.d	-	(51)	-	-	-	-	-	-	-	(51)
Reservations for Share-Based Payment	33.e	-	55,315	-	-	-	-	-	-	-	55,315
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	278,264	25,056	-	-	-	303,320
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(490,000)	-	-	-	-	-	(490,000)
Net Income		-	-	-	-	-	-	-	1,416,130	-	1,416,130
Employee Benefit Plan - Effect on Income
Statement for June 30, 2012	3.l	-	-	-	-	-	-	-	(16,972)	-	(16,972)
Allocations:
Legal Reserve		-	-	69,958	-	-	-	-	(69,958)	-	-
Dividends	22.b	-	-	-	-	-	-	-	(410,000)	-	(410,000)
Interest on Capital	22.b	-	-	-	-	-	-	-	(570,000)	-	(570,000)
Reserve for Dividend Equalization	22.c	-	-	-	349,200	-	-	-	(349,200)	-	-
Balances as of June 30, 2012 Adjusted		62,828,201	584,413	1,210,805	456,718	997,376	43,165	(2,524,323)	-	(167,538)	63,428,817

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan
(Adoption of CPC 33)		-	-	-	-	-	-	1,378,869	-	-	1,378,869
Acqusition in Own Share	22.d	-	-	-	-	-	-	-	-	(24,484)	(24,484)
Result of Treasury Shares	22.d	-	(676)	-	-	-	-	-	-	29,414	28,738
Reservations for Share-Based Payment	33.e	-	21,729	-	-	-	-	-	-	-	21,729
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(571,646)	(170,514)	-	-	-	(742,160)
Dividends Based on Reserve for Dividend
Equalization	22.b	-	-	-	(650,000)	-	-	-	-	-	(650,000)
Net Income		-	-	-	-	-	-	-	768,073	-	768,073
Allocations:
Legal Reserve		-	-	38,404	-	-	-	-	(38,404)	-	-
Interest on Capital	22.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	22.c	-	-	-	429,669	-	-	-	(429,669)	-	-
Balances as of June 30, 2013		62,828,201	631,268	1,338,620	735,196	(158,068)	(96,777)	(1,145,454)	-	(165,632)	63,967,354
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
			01/01 to		01/01 to
		01/01 to	06/30/2012	01/01 to	06/30/2012
	Note	06/30/2013	Adjusted	06/30/2013	Adjusted
Operational Activities
Net Income		768,073	1,416,130	1,110,027	1,428,498
Adjustment to Net Income		9,196,198	9,052,123	10,923,800	10,829,581
Allowance for Loan Losses	8.f	6,536,899	6,739,907	7,366,268	7,782,799
Provision for Legal Proceedings, Administrative and Other		1,250,931	1,765,228	1,594,610	2,163,385
Deferred Tax Credits		(580,501)	(1,154,937)	(688,555)	(1,691,073)
Equity in Affiliates and Subsidiaries	14	(512,761)	(772,988)	(5,496)	(731)
Depreciation and Amortization	27	2,724,440	2,607,151	2,740,937	2,615,520
Recognition (Reversal) Allowance for Other Assets Losses	31	(90,756)	(10,070)	(90,817)	(10,581)
Result on Sale of Other Assets	31	(117,851)	(1,295)	(119,629)	(2,410)
Result on Impairment of Assets	29&30	95,949	(234)	95,949	(234)
Result on Sale of Investments	31	-	(13,454)	163	(23,296)
Others		(110,152)	(107,185)	30,370	(3,798)
Changes on Assets and Liabilities		(14,553,688)	(10,354,456)	(13,703,088)	(10,232,871)
Decrease (Increase) in Interbank Investments		(6,482,979)	(4,338,098)	(5,591,725)	4,044,833
Decrease (Increase) in Securities and Derivative Financial Instruments		(5,576,293)	4,588,106	(3,263,014)	6,260,037
Decrease (Increase) in Lending and Leasing Operations		(11,686,661)	(10,679,038)	(12,986,639)	(13,225,306)
Decrease (Increase) in Deposits on Central Bank of Brazil		1,756,933	5,775,277	1,747,124	5,804,924
Decrease (Increase) in Other Receivables		(5,755,493)	(9,243,614)	(6,675,396)	(10,292,431)
Decrease (Increase) in Other Assets		(275,379)	(213,080)	(185,210)	(376,198)
Net Change on Other Interbank and Interbranch Accounts		(1,169,408)	(983,149)	(1,169,410)	(983,149)
Increase (Decrease) in Deposits		(7,234,561)	1,750,800	(398,055)	21,670
Increase (Decrease) in Money Market Funding		15,251,019	(2,517,002)	6,342,495	(8,389,967)
Increase (Decrease) in Borrowings		1,114,726	(1,309,106)	1,137,326	(1,309,106)
Increase (Decrease) in Other Liabilities		6,031,857	7,566,865	8,325,301	9,624,039
Increase (Decrease) in Change in Deferred Income		29,564	11,190	29,579	11,190
Tax Paid		(557,013)	(763,607)	(1,015,464)	(1,423,407)
Net Cash Provided by (Used in) Operational Activities		(4,589,417)	113,797	(1,669,261)	2,025,208
Investing Activities
Acquisition of Investment		(160,137)	(2,148,368)	(70,831)	(2,889)
Acquisition of Fixed Assets		(541,481)	(421,192)	(644,419)	(425,180)
Acquisition of Intangible Assets		(199,278)	(480,207)	(300,609)	(499,683)
Net Cash Received on Sale/Reduction of Investments	14	3,948,332	44,475	15	55,297
Proceeds from Assets not in Use		15,935	12,181	18,130	14,206
Proceeds from Property for Own Use		87,317	4,697	87,839	4,792
Dividends and Interest on Capital Received		63,257	1,563,780	27,258	6,141
Net Cash Provided by (Used in) Investing Activities		3,213,945	(1,424,634)	(882,617)	(847,316)
Financing Activities
Acquisition of Own Share	22.d	(24,484)	(54,770)	(24,484)	(54,770)
Long-Term Emissions		26,168,463	15,810,493	27,218,715	15,891,017
Long-Term Payments		(21,319,004)	(7,695,823)	(21,769,588)	(7,695,823)
Dividends and Interest on Capital Paid		(1,143,448)	(1,118,784)	(1,197,003)	(1,149,564)
Increase (Decrease) on Minority Interest		-	-	94,682	19,881
Net Cash Provided by (Used in) Financing Activities		3,681,527	6,941,116	4,322,322	7,010,741
Net Increase in Cash and Cash Equivalents		2,306,055	5,630,279	1,770,444	8,188,633
Cash and Cash Equivalents at the Beginning of Period	4	18,301,855	9,903,096	19,947,372	9,390,878
Cash and Cash Equivalents at the End of Period	4	20,607,910	15,533,375	21,717,816	17,579,511
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank			Consolidated
				01/01 to				01/01 to
		01/01 to		06/30/2012		01/01 to		06/30/2012
	Note	06/30/2013		Adjusted		06/30/2013		Adjusted

Financial Income		25,484,351		29,251,765		26,968,804		29,393,725
Income from Services Rendered and Banking Fees	25	4,832,718		4,257,074		5,458,003		4,843,148
Allowance for Loans Losses	8.f	(6,536,899)		(6,739,907)		(7,366,268)		(7,782,799)
Other Income and Expenses		369,147		(113,510)		188,741		(50,735)
Financial Expenses		(13,457,361)		(15,433,112)		(12,494,683)		(13,254,779)
Third-party Input		(2,938,095)		(2,827,070)		(3,209,902)		(2,987,542)
Materials, Energy and Others		(130,998)		(145,916)		(132,449)		(146,955)
Third-Party Services	27	(927,305)		(923,114)		(1,100,255)		(1,020,024)
Impairment of Assets	29&30	(95,949)		234		(95,949)		234
Others		(1,783,843)		(1,758,274)		(1,881,249)		(1,820,797)
Gross Added Value		7,753,861		8,395,240		9,544,695		10,161,018
Retentions
Depreciation and Amortization	27	(2,724,440)		(2,607,151)		(2,740,937)		(2,615,520)
Added Value Produced Net		5,029,421		5,788,089		6,803,758		7,545,498
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	14	512,761		772,988		5,496		731
Added Value to Distribute		5,542,182		6,561,077		6,809,254		7,546,229
Added Value Distribution
Employee		2,874,355	51.8%	3,011,866	45.9%	3,057,696	44.9%	3,194,218	42.3%
Compensation	26	1,641,188		1,664,464		1,740,150		1,763,801
Benefits	26	536,945		519,013		567,024		548,286
Government Severance Indemnity Funds for Employees - FGTS		127,829		155,118		135,077		166,051
Others		568,393		673,271		615,445		716,080
Taxes and Contributions		1,547,800	27.9%	1,835,731	28.0%	2,145,069	31.5%	2,575,663	34.1%
Federal		1,352,022		1,657,637		1,916,892		2,359,938
State		296		313		351		461
Municipal		195,482		177,781		227,826		215,264
Compensation of Third-Party Capital - Rental	27	351,954	6.4%	297,350	4.5%	358,713	5.3%	298,810	4.0%
Remuneration of Interest on Capital		768,073	13.9%	1,416,130	21.6%	1,247,776	18.3%	1,477,538	19.6%
Dividendos		-		410,000		-		410,000
Interest on Capital	22.b	300,000		570,000		300,000		570,000
Profit Reinvestment		468,073		436,130		810,027		448,498
Participation Results of Minority of Shareholders		-		-		137,749		49,040
Total		5,542,182	100.0%	6,561,077	100.0%	6,809,254	100.0%	7,546,229	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, asset management, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in note 14, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company and investment funds where the companies of the Santander Group are the main beneficiaries or holders of the main obligations.The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on June 30, 2013 were approved by Board of Directors at the meeting held on July 29, 2013.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2013 were be disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian reais (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and  assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those in which the investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date;

• The provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate;

• The provision for drawings is recognized for bonds drawn but not yet paid; and

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date.

l) Employee Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 33. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

The CVM Instruction 695, of December 13, 2012, approved the Technical Pronouncement - CPC 33 (R1), which deals with employee benefits, in accordance with changes in the International Accounting Standards IAS 19. For defined benefit plans, the Technical Pronouncement - CPC 33 established fundamental changes in the accounting for and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this Statement applies to financial years beginning on or after January 1, 2013, with the effects accounted for retrospectively as a change in accounting practices. The adoption of this new accounting policy will involve, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses.

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

The amounts recorded in the Bank and Consolidated, respectively, in groups of other liabilities - other, in long-term liabilities and shareholders' equity at June 30, 2012, and income statement for the for the six months ended June 30, 2012, and in accordance with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors (equivalent to IAS 8 in IFRS) approved by the Bank through Resolution 4007 of August 25, 2011, following the adoption of new version of the CPC 33 (R1), are:

					Bank
					01/01 to
				06/30/2012	06/30/2012
	Others
	Payables
	Several	Stockholders		Tax	Income
	(Note 20) (1)	Equity (2)	Minority	Credits	Statements (3)
Balances Registered Originally on June 30, 2012	1,302,007	-	-	-	166,744
Effects of Adoption new version of the CPC 33 (R1)	4,026,925	(2,417,855)	-	1,609,070	16,972
Balances at June 30, 2012 Adjusted	5,328,932	(2,417,855)	-	1,609,070	183,716

					Consolidated
					01/01 to
				06/30/2012	06/30/2012
	Others
	Payables
	Several	Stockholders		Tax	Income
	(Note 20) (1)	Equity (2)	Minority	Credits	statements (3)
Balances Registered Originally on June 30, 2012	1,302,007	-	-	-	166,744
Effects of Adoption new version of the CPC 33 (R1)	4,045,305	(2,417,855)	(12,130)	1,615,319	16,972
Balances at June 30, 2012 Adjusted	5,347,312	(2,417,855)	(12,130)	1,615,319	183,716
(1)Recorded under the heading in "employee benefit plans";
(2) Recorded under the heading other "valuation adjustments", as set out in Circular Letter Bank 3.592;
(3) Recorded under the heading "personnel expenses and other operating expenses", net of tax effects. The adjustment net of tax for the twelve months 2012 was R$ 33,944.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Action

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 21.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

o) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

p) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on July 29, 2013.

The changes introduced by Law 11.638 and Law 11.941 (articles 37 and 38) that changed the criteria for revenue recognition, costs and expenses recorded in the net income of the year had no effect for purposes of calculating the taxable income of corporate entities opting for Tax Regime (RTT), being used for tax purposes, the standards made on December 31, 2007. The tax effects of adopting these standards are recorded for accounting purposes, corresponding with deferred tax assets and liabilities.

q) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

r) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		06/30/2013	12/31/2012	06/30/2012	12/31/2011
Cash		4,437,335	4,653,214	4,760,716	4,458,365
Interbank Investments		16,170,575	13,648,641	10,772,659	5,444,731
Money Market Investments		5,821,130	4,273,832	5,642,285	1,377,537
Interbank Deposits		524,791	486,036	210,077	1,115,424
Foreign Currency Investments		9,824,654	8,888,773	4,920,297	2,951,770
Total		20,607,910	18,301,855	15,533,375	9,903,096

					Consolidated
		06/30/2013	12/31/2012	06/30/2012	12/31/2011
Cash		4,533,536	4,742,486	4,849,165	4,470,858
Interbank Investments		17,184,280	15,204,886	12,730,346	4,920,020
Money Market Investments		5,821,130	4,273,832	5,742,284	1,377,537
Interbank Deposits		41,630	535,536	399,093	590,713
Foreign Currency Investments		11,321,520	10,395,518	6,588,969	2,951,770
Total		21,717,816	19,947,372	17,579,511	9,390,878

5. Interbank Investments

					Bank
				06/30/2013	06/30/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,548,568	5,146,875	-	28,695,443	17,199,730
Own Portfolio	2,095,065	882,331	-	2,977,396	2,308,058
Treasury Bills - LFT	-	-	-	-	8,186
National Treasury Bills - LTN	679,837	187,514	-	867,351	911,406
National Treasury Notes - NTN	1,415,228	694,817	-	2,110,045	1,388,466
Third-party Portfolio	10,989,239	3,085,416	-	14,074,655	8,965,944
Treasury Bills - LFT	-	-	-	-	470,113
National Treasury Bills - LTN	5,721,533	208,713	-	5,930,246	3,517,216
National Treasury Notes - NTN	5,267,706	2,876,703	-	8,144,409	4,978,615
Sold Position	10,464,264	1,179,128	-	11,643,392	5,925,728
National Treasury Bills - LTN	2,870,584	246,579	-	3,117,163	1,665,934
National Treasury Notes - NTN	7,593,680	932,549	-	8,526,229	4,259,794
Interbank Deposits	6,993,217	16,924,667	11,665,439	35,583,323	48,807,212
Foreign Currency Investments	9,824,654	439,810	-	10,264,464	5,321,707
Allowance for Losses	-	-	-	-	(200)
Total	40,366,439	22,511,352	11,665,439	74,543,230	71,328,449
Current				62,877,791	53,504,737
Long-term				11,665,439	17,823,712

					Consolidated
				06/30/2013	06/30/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	23,549,239	5,146,888	-	28,696,127	17,299,787
Own Portfolio	5,987,536	882,344	-	6,869,880	3,426,808
Treasury Bills - LFT	-	-	-	-	8,186
National Treasury Bills - LTN	1,976,167	187,514	-	2,163,681	1,011,406
National Treasury Notes - NTN	4,011,369	694,817	-	4,706,186	2,407,159
Debentures	-	13	-	13	57
Third-party Portfolio	7,097,439	3,085,416	-	10,182,855	7,947,251
Treasury Bills - LFT	-	-	-	-	470,113
National Treasury Bills - LTN	4,425,874	208,713	-	4,634,587	3,517,216
National Treasury Notes - NTN	2,671,565	2,876,703	-	5,548,268	3,959,922
Sold Position	10,464,264	1,179,128	-	11,643,392	5,925,728
National Treasury Bills - LTN	2,870,584	246,579	-	3,117,163	1,665,934
National Treasury Notes - NTN	7,593,680	932,549	-	8,526,229	4,259,794
Interbank Deposits	2,690,960	1,085,285	108,289	3,884,534	4,960,588
Foreign Currency Investments	11,321,520	439,810	-	11,761,330	6,990,379
Allowance for Losses	-	-	-	-	(200)
Total	37,561,719	6,671,983	108,289	44,341,991	29,250,554
Current				44,233,702	27,102,345
Long-term				108,289	2,148,209

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				06/30/2013	06/30/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,785,445	(662,123)	-	28,123,322	23,015,344
Government Securities	25,741,986	(622,969)	-	25,119,017	20,275,099
Private Securities	3,043,459	(39,154)	-	3,004,305	2,740,245
Available-for-Sale Securities	72,002,148	-	213,355	72,215,503	71,846,057
Government Securities	21,843,685	-	414,635	22,258,320	26,535,862
Private Securities	50,158,463	-	(201,280)	49,957,183	45,310,195
Held-to-Maturity Securities	611	-	-	611	992,821
Government Securities	611	-	-	611	992,821
Total Securities	100,788,204	(662,123)	213,355	100,339,436	95,854,222
Derivatives (Assets)	4,846,778	1,629,389	(3,906)	6,472,261	5,254,249
Total Securities and Derivatives	105,634,982	967,266	209,449	106,811,697	101,108,471
Current				39,100,755	29,654,160
Long-term				67,710,942	71,454,311
Derivatives (Liabilities)	(4,694,188)	(839,487)	(102,044)	(5,635,719)	(5,441,318)
Current				(2,103,655)	(2,354,358)
Long-term				(3,532,064)	(3,086,960)

					Consolidated
				06/30/2013	06/30/2012
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	28,734,396	(662,067)	-	28,072,329	21,911,397
Government Securities	26,871,234	(622,913)	-	26,248,321	21,411,998
Private Securities	1,863,162	(39,154)	-	1,824,008	499,399
Available-for-Sale Securities	42,601,470	-	340,409	42,941,879	41,535,054
Government Securities	26,095,408	-	530,550	26,625,958	27,574,243
Private Securities	16,506,062	-	(190,141)	16,315,921	13,960,811
Held-to-Maturity Securities	611	-	-	611	992,821
Government Securities	611	-	-	611	992,821
Total Securities	71,336,477	(662,067)	340,409	71,014,819	64,439,272
Derivatives (Assets)	4,845,903	1,677,188	(3,906)	6,519,185	5,273,189
Total Securities and Derivatives	76,182,380	1,015,121	336,503	77,534,004	69,712,461
Current				40,464,371	29,437,576
Long-term				37,069,633	40,274,885
Derivatives (Liabilities)	(4,781,337)	(829,199)	(102,044)	(5,712,580)	(5,464,428)
Current				(2,238,181)	(2,364,115)
Long-term				(3,474,399)	(3,100,313)

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS
In thousands of Brazilian Reais - R$, unless otherwise stated

II) Trading Securities

				Bank				Consolidated
			06/30/2013	06/30/2012			06/30/2013	06/30/2012
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	25,741,986	(622,969)	25,119,017	20,275,099	26,871,234	(622,913)	26,248,321	21,411,998
Treasury Certificates - CFT	-	-	-	79,220	-	-	-	79,220
Treasury Bills - LFT	587,391	224	587,615	662,675	1,520,772	280	1,521,052	1,748,314
National Treasury Bills - LTN	15,758,519	(380,067)	15,378,452	11,116,141	15,954,386	(380,067)	15,574,319	11,167,401
National Treasury Notes - NTN A	554,490	6,993	561,483	-	554,490	6,993	561,483	-
National Treasury Notes - NTN B	5,808,303	(159,115)	5,649,188	5,306,743	5,808,303	(159,115)	5,649,188	5,306,743
National Treasury Notes - NTN C	2,194	548	2,742	105,011	2,194	548	2,742	105,011
National Treasury Notes - NTN F	2,904,941	(87,462)	2,817,479	2,912,039	2,904,941	(87,462)	2,817,479	2,912,039
Agricultural Debt Securities - TDA	102,054	(601)	101,453	82,408	102,054	(601)	101,453	82,408
Brazilian Foreign Debt Notes	24,094	(3,489)	20,605	10,795	24,094	(3,489)	20,605	10,795
Debentures	-	-	-	67	-	-	-	67
Private Securities	3,043,459	(39,154)	3,004,305	2,740,245	1,863,162	(39,154)	1,824,008	499,399
Shares	396,793	(40,793)	356,000	236,463	467,535	(40,793)	426,742	236,463
Receivables Investment Fund - FIDC (1)	21,469	-	21,469	26,611	21,469	-	21,469	26,611
Investment Fund Shares in Participation - FIP	-	-	-	-	44,820	-	44,820	42,601
Investment Fund Shares	5,099	-	5,099	26,311	419,656	-	419,656	111,141
Debentures	2,571,517	(201)	2,571,316	2,436,888	797,064	(201)	796,863	67,073
Financial Bills - LF	-	-	-	-	59,509	-	59,509	-
Certificates of Real Estate Receivables - CRI	48,581	1,840	50,421	13,972	48,713	1,840	50,553	14,125
Bank Deposits Certificates - CDB	-	-	-	-	4,396	-	4,396	1,385
Total	28,785,445	(662,123)	28,123,322	23,015,344	28,734,396	(662,067)	28,072,329	21,911,397

						Bank
						06/30/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,528,500	1,183,851	8,471,131	10,935,535	25,119,017
Treasury Bills - LFT	-	135,528	178,750	163,744	109,593	587,615
National Treasury Bills - LTN	-	4,220,746	481,599	6,933,204	3,742,903	15,378,452
National Treasury Notes - NTN A	-	-	2,979	-	558,504	561,483
National Treasury Notes - NTN B	-	44,157	2,256	1,299,320	4,303,455	5,649,188
National Treasury Notes - NTN C	-	28	-	-	2,714	2,742
National Treasury Notes - NTN F	-	114,532	488,670	21,450	2,192,827	2,817,479
Agricultural Debt Securities - TDA	-	12,550	29,597	51,286	8,020	101,453
Brazilian Foreign Debt Notes	-	959	-	2,127	17,519	20,605
Private Securities	382,568	960	16,655	10,191	2,593,931	3,004,305
Shares	356,000	-	-	-	-	356,000
Receivables Investment Fund - FIDC (1)	21,469	-	-	-	-	21,469
Investment Fund Shares	5,099	-	-	-	-	5,099
Debentures	-	209	16,643	-	2,554,464	2,571,316
Certificates of Real Estate Receivables - CRI	-	751	12	10,191	39,467	50,421
Total	382,568	4,529,460	1,200,506	8,481,322	13,529,466	28,123,322

						Consolidated
						06/30/2013
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,715,789	1,355,225	9,056,069	11,121,238	26,248,321
Treasury Bills - LFT	-	290,608	225,658	709,490	295,296	1,521,052
National Treasury Bills - LTN	-	4,252,955	606,065	6,972,396	3,742,903	15,574,319
National Treasury Notes - NTN A	-	-	2,979	-	558,504	561,483
National Treasury Notes - NTN B	-	44,157	2,256	1,299,320	4,303,455	5,649,188
National Treasury Notes - NTN C	-	28	-	-	2,714	2,742
National Treasury Notes - NTN F	-	114,532	488,670	21,450	2,192,827	2,817,479
Agricultural Debt Securities - TDA	-	12,550	29,597	51,286	8,020	101,453
Brazilian Foreign Debt Notes	-	959	-	2,127	17,519	20,605
Private Securities	912,687	8,028	16,655	69,700	816,938	1,824,008
Shares	426,742	-	-	-	-	426,742
Receivables Investment Fund - FIDC (1)	21,469	-	-	-	-	21,469
Investment Fund Shares in Participation - FIP	44,820	-	-	-	-	44,820
Investment Fund Shares	419,656	-	-	-	-	419,656
Debentures	-	2,749	16,643	-	777,471	796,863
Financial Bills - LF	-	-	-	59,509	-	59,509
Certificates of Real Estate Receivables - CRI	-	883	12	10,191	39,467	50,553
Bank Deposits Certificates - CDB	-	4,396	-	-	-	4,396
Total	912,687	4,723,817	1,371,880	9,125,769	11,938,176	28,072,329

III) Available-for-Sale Securities

				Bank				Consolidated
			06/30/2013	06/30/2012			06/30/2013	06/30/2012
		Adjustment to				Adjustment to
	Cost	Fair Value -	Carrying	Carrying	Cost	Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Equity	Amount	Amount	Amortized	Equity	Amount	Amount
Government Securities	21,843,685	414,635	22,258,320	26,535,862	26,095,408	530,550	26,625,958	27,574,243
Treasury Certificates - CFT	318	224	542	122,155	318	224	542	122,155
Securitized Credit	1,922	674	2,596	2,452	1,922	674	2,596	2,452
Treasury Bills - LFT	3,342,370	(434)	3,341,936	3,133,029	3,528,453	(349)	3,528,104	3,199,805
National Treasury Bills - LTN	7,363,773	229,817	7,593,590	7,885,647	7,700,654	225,951	7,926,605	8,118,664
National Treasury Notes - NTN A	839,015	22,443	861,458	152,754	839,015	22,443	861,458	152,754
National Treasury Notes - NTN B	558,072	(8,133)	549,939	532,821	558,072	(8,133)	549,939	532,821
National Treasury Notes - NTN C (2)	1,959,918	398,891	2,358,809	1,140,478	1,959,918	398,891	2,358,809	1,140,478
National Treasury Notes - NTN F (2) (6)	7,055,105	(232,603)	6,822,502	13,245,056	10,783,864	(112,907)	10,670,957	13,983,644
National Treasury Notes - NTN P	-	-	-	120	-	-	-	120
Agricultural Debt Securities - TDA	-	-	-	1	-	-	-	1
Mexicanas Notes	423,801	2,239	426,040	-	423,801	2,239	426,040	-
State and Municipal Bonds - CEPAC	225,787	579	226,366	226,367	225,787	579	226,366	226,367
Debentures (3)	73,604	938	74,542	94,982	73,604	938	74,542	94,982
Private Securities	50,158,463	(201,280)	49,957,183	45,310,195	16,506,062	(190,141)	16,315,921	13,960,811
Shares	554,234	(198,252)	355,982	564,486	621,860	(188,658)	433,202	592,849
Receivables Investment Fund - FIDC (1)	1,909,437	-	1,909,437	1,490,413	2,057,927	-	2,057,927	1,629,997
Investment Fund Shares in Participation - FIP	528,069	(58,409)	469,660	430,930	1,242,004	(58,409)	1,183,595	1,103,082
Investment Fund Shares	396,621	-	396,621	49,647	86,096	5	86,101	938
Real Estate Fund Shares	18,745	(1,841)	16,904	-	87,902	(486)	87,416	-
Debentures (4)	42,320,337	166,001	42,486,338	39,971,683	7,867,360	166,186	8,033,546	7,830,909
Eurobonds	4,277	2	4,279	200,405	4,277	2	4,279	200,405
Promissory Notes - NP (5)	1,951,549	733	1,952,282	765,476	1,951,549	733	1,952,282	765,476
Real Estate Credit Notes - CCI	19,451	388	19,839	22,330	19,451	388	19,839	22,330
Financial Bills - LF	1,333,552	(82,550)	1,251,002	452,235	1,445,445	(82,550)	1,362,895	452,235
Certificates of Real Estate Receivables - CRI	1,122,191	(27,352)	1,094,839	1,362,590	1,122,191	(27,352)	1,094,839	1,362,590
Total	72,002,148	213,355	72,215,503	71,846,057	42,601,470	340,409	42,941,879	41,535,054

						Bank
						06/30/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,730,187	177,310	8,463,606	9,887,217	22,258,320
Treasury Certificates - CFT	-	-	-	-	542	542
Securitized Credit	-	-	-	429	2,167	2,596
Treasury Bills - LFT	-	2,947,046	-	394,890	-	3,341,936
National Treasury Bills - LTN	-	-	-	7,386,304	207,286	7,593,590
National Treasury Notes - NTN A	-	-	4,571	-	856,887	861,458
National Treasury Notes - NTN B	-	-	1,681	548,258	-	549,939
National Treasury Notes - NTN C (2)	-	26,879	-	-	2,331,930	2,358,809
National Treasury Notes - NTN F (2) (6)	-	329,951	78,417	-	6,414,134	6,822,502
Mexicanas Notes	-	426,040	-	-	-	426,040
State and Municipal Bonds - CEPAC	-	-	92,641	133,725	-	226,366
Debentures (3)	-	271	-	-	74,271	74,542
Private Securities	3,148,604	548,580	1,356,076	10,125,435	34,778,488	49,957,183
Shares	355,982	-	-	-	-	355,982
Receivables Investment Fund - FIDC (1)	1,909,437	-	-	-	-	1,909,437
Investment Fund Shares in Participation - FIP	469,660	-	-	-	-	469,660
Investment Fund Shares	396,621	-	-	-	-	396,621
Real Estate Fund Shares	16,904	-	-	-	-	16,904
Debentures (4)	-	233,977	564,232	8,342,834	33,345,295	42,486,338
Eurobonds	-	3	4,269	7	-	4,279
Promissory Notes - NP (5)	-	252,494	290,022	837,039	572,727	1,952,282
Real Estate Credit Notes - CCI	-	-	3,666	7,337	8,836	19,839
Financial Bills - LF	-	-	373,158	877,844	-	1,251,002
Certificates of Real Estate Receivables - CRI	-	62,106	120,729	60,374	851,630	1,094,839
Total	3,148,604	4,278,767	1,533,386	18,589,041	44,665,705	72,215,503

						Consolidated
						06/30/2013
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	3,921,325	632,539	8,879,691	13,192,403	26,625,958
Treasury Certificates - CFT	-	-	-	-	542	542
Securitized Credit	-	-	-	429	2,167	2,596
Treasury Bills - LFT	-	2,956,055	620	571,429	-	3,528,104
National Treasury Bills - LTN	-	-	93,469	7,625,850	207,286	7,926,605
National Treasury Notes - NTN A	-	-	4,571	-	856,887	861,458
National Treasury Notes - NTN B	-	-	1,681	548,258	-	549,939
National Treasury Notes - NTN C (2)	-	26,879	-	-	2,331,930	2,358,809
National Treasury Notes - NTN F (2) (6)	-	512,080	439,557	-	9,719,320	10,670,957
Mexicanas Notes	-	426,040	-	-	-	426,040
State and Municipal Bonds - CEPAC	-	-	92,641	133,725	-	226,366
Debentures (3)	-	271	-	-	74,271	74,542
Private Securities	3,848,241	548,580	1,356,076	3,418,727	7,144,297	16,315,921
Shares	433,202	-	-	-	-	433,202
Receivables Investment Fund - FIDC (1)	2,057,927	-	-	-	-	2,057,927
Investment Fund Shares in Participation - FIP	1,183,595	-	-	-	-	1,183,595
Investment Fund Shares	86,101	-	-	-	-	86,101
Real Estate Fund Shares	87,416	-	-	-	-	87,416
Debentures (4)	-	233,977	564,232	1,524,233	5,711,104	8,033,546
Eurobonds	-	3	4,269	7	-	4,279
Promissory Notes - NP (5)	-	252,494	290,022	837,039	572,727	1,952,282
Real Estate Credit Notes - CCI	-	-	3,666	7,337	8,836	19,839
Financial Bills - LF	-	-	373,158	989,737	-	1,362,895
Certificates of Real Estate Receivables - CRI	-	62,106	120,729	60,374	851,630	1,094,839
Total	3,848,241	4,469,905	1,988,615	12,298,418	20,336,700	42,941,879

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) During the fourth quarter of 2012, were sold R$7,034,688 of securities relating to National Treasury Notes (NTN-C and NTN-F) Banco Santander to Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing), leading one to Banco Santander result of R$516,272 net of tax. Consolidated result for this was considered as an "unrealized result". In 2013 have been achieved R$336,333, net of tax, in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 22.e).

(3) Issued by mixed capital company.
(4) Includes R$406,738 (06/30/2012 - R$150,304) of hedge objects market risks.
(5) Includes R$202,975 of hedge objects cash flow.

(6) In June 2013, includes the amount of 1,145,895 of Treasury Notes NTN-F, equivalent to R$1,130,459, which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

IV) Held-to-Maturity Securities

					Bank/Consolidated
						06/30/2013
						by Maturity
		Cost Amortized/Carrying Amount	Up to	From 3 to	From 1 to
Held-to-Maturity Securities (1)	06/30/2013	06/30/2012	3 Months	12 months	3 Years	Total
Government Securities	611	992,821	4	427	180	611
National Treasury Notes - NTN C	-	991,144	-	-	-	-
National Treasury Notes - NTN I	611	1,677	4	427	180	611
Total	611	992,821	4	427	180	611
(1) The market value of held-to-maturity securities is R$611 (06/30/2012 - R$1,781,412).

In June 2013, Banco Santander transferred an amount of R$1,352,252 of National Treasury Notes - NTN C, from “securities held to maturity” category to the “available-for-sale securities” category, with positive effect adjustment in stockholders' equity in amount of R$302,810, net of tax, during the fourth quarter of 2012 was made a transfer in the amount of R$228,318 for “trading securities” category.

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2013	06/30/2012	06/30/2013	06/30/2012
Income From Fixed-Income Securities			3,552,974	5,113,177	3,181,593	3,660,980
Income From Interbank Investments			4,191,675	3,621,742	2,834,206	1,583,825
Income From Variable-Income Securities			(34,882)	(358,433)	(44,228)	(366,232)
Financial Income Capitalization			-	-	80,676	87,350
Others			128,642	190,646	165,319	354,178
Total			7,838,409	8,567,132	6,217,566	5,320,101

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			06/30/2013			06/30/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		260,091	1,068,397		(122,713)	(242,577)
Asset	124,459,265	16,948,850	18,110,466	98,622,321	5,982,620	5,833,874
CDI (Interbank Deposit Rates)	38,518,244	9,659,501	10,666,896	26,957,480	584,395	624,681
Fixed Interest Rate - Real (1)	13,870,795	7,254,798	7,405,944	7,557,171	2,705,701	2,727,570
Indexed to Price and Interest Rates	15,147,346	-	-	11,133,840	-	-
Foreign Currency	56,847,397	-	-	52,867,556	2,679,194	2,459,578
Others	75,483	34,551	37,626	106,274	13,330	22,045
Liabilities	124,199,174	(16,688,759)	(17,042,069)	98,745,034	(6,105,333)	(6,076,451)
CDI (Interbank Deposit Rates)	28,858,743	-	-	26,373,085	-	-
Fixed Interest Rate - Real	6,615,997	-	-	4,851,470	-	-
Indexed to Price and Interest Rates	18,684,800	(3,537,454)	(4,044,037)	17,239,173	(6,105,333)	(6,076,451)
Foreign Currency (1)	69,998,702	(13,151,305)	(12,998,032)	50,188,362	-	-
Others	40,932	-	-	92,944	-	-
Options	214,291,892	(138,766)	(178,941)	183,167,590	(72,637)	(166,059)
Purchased Position	93,915,007	267,158	395,605	82,905,929	237,074	292,027
Call Option - US Dollar	2,311,026	87,437	163,189	1,443,183	22,881	27,549
Put Option - US Dollar	1,236,984	31,089	43,181	1,001,864	4,914	8,470
Call Option - Other	39,788,282	88,413	142,730	36,862,024	122,052	31,261
Interbank Market	38,940,931	51,878	136,866	35,045,365	53,579	1,668
Others (2)	847,351	36,535	5,864	1,816,659	68,473	29,593
Put Option - Other	50,578,715	60,219	46,505	43,598,858	87,227	224,747
Interbank Market	50,270,939	34,936	10,694	42,354,253	30,219	127,069
Others (2)	307,776	25,283	35,811	1,244,605	57,008	97,678
Sold Position	120,376,885	(405,924)	(574,546)	100,261,661	(309,711)	(458,086)
Call Option - US Dollar	2,363,976	(154,386)	(233,837)	871,350	(11,455)	(9,364)
Put Option - US Dollar	455,675	(15,541)	(18,564)	979,613	(16,451)	(4,210)
Call Option - Other	57,450,133	(145,875)	(223,673)	49,527,446	(157,550)	(60,457)
Interbank Market	55,565,671	(70,805)	(212,601)	48,152,501	(60,818)	(3,390)
Others (2)	1,884,462	(75,070)	(11,072)	1,374,945	(96,732)	(57,067)
Put Option - Other	60,107,101	(90,122)	(98,472)	48,883,252	(124,255)	(384,055)
Interbank Market	59,072,891	(35,816)	(5,418)	46,839,549	(51,506)	(239,282)
Others (2)	1,034,210	(54,306)	(93,054)	2,043,703	(72,749)	(144,773)
Futures Contracts	65,982,998	-	-	61,677,570	-	-
Purchased Position	27,814,398	-	-	17,778,628	-	-
Exchange Coupon (DDI)	2,935,115	-	-	1,770,986	-	-
Interest Rates (DI1 and DIA)	21,036,750	-	-	13,499,244	-	-
Foreign Currency	3,175,025	-	-	2,417,503	-	-
Indexes (3)	372,497	-	-	14,331	-	-
Treasury Bonds/Notes	295,011	-	-	76,564	-	-
Sold Position	38,168,600	-	-	43,898,942	-	-
Exchange Coupon (DDI)	11,762,600	-	-	12,445,388	-	-
Interest Rates (DI1 and DIA)	17,305,646	-	-	23,799,497	-	-
Foreign Currency	8,425,945	-	-	7,030,269	-	-
Indexes (3)	58,188	-	-	547,224	-	-
Treasury Bonds/Notes	568,432	-	-	76,564	-	-
Others	47,789	-	-	-	-	-
Forward Contracts and Others	30,865,463	183,464	308,548	19,409,255	286,370	275,549
Purchased Commitment	14,692,994	22,599	(62,415)	11,044,997	451,451	333,553
Currencies	14,196,370	22,599	(62,415)	11,044,997	451,451	333,553
Others	496,624	-	-	-	-	-
Sell Commitment	16,172,469	160,865	370,963	8,364,258	(165,081)	(58,004)
Currencies	15,631,971	138,883	349,559	8,117,384	(183,171)	(73,882)
Others	540,498	21,982	21,404	246,874	18,090	15,878

						Consolidated
			06/30/2013			06/30/2012
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		183,001	1,025,601		(125,003)	(246,747)
Asset	127,600,649	17,664,000	18,859,910	101,171,853	5,980,330	5,829,704
CDI (Interbank Deposit Rates)	41,952,053	13,663,523	14,705,836	29,113,374	2,598,599	2,640,605
Fixed Interest Rate - Real (1)	14,049,748	3,991,022	4,141,544	7,697,465	688,574	706,911
Indexed to Price and Interest Rates	15,147,346	-	-	11,133,840	-	-
Foreign Currency	56,400,160	-	-	53,120,900	2,679,827	2,460,143
Others	51,342	9,455	12,530	106,274	13,330	22,045
Liabilities	127,417,648	(17,480,999)	(17,834,309)	101,296,856	(6,105,333)	(6,076,451)
CDI (Interbank Deposit Rates)	28,288,530	-	-	26,514,775	-	-
Fixed Interest Rate - Real	10,058,726	-	-	7,008,891	-	-
Indexed to Price and Interest Rates	18,684,800	(3,537,454)	(4,044,037)	17,239,173	(6,105,333)	(6,076,451)
Foreign Currency (1)	70,343,705	(13,943,545)	(13,790,272)	50,441,073	-	-
Others	41,887	-	-	92,944	-	-
Options	216,438,368	(149,022)	(174,985)	183,167,590	(72,637)	(166,059)
Purchased Position	95,195,869	305,000	444,823	82,905,929	237,074	292,027
Call Option - US Dollar	2,311,026	87,437	163,189	1,443,183	22,881	27,549
Put Option - US Dollar	1,236,984	31,089	43,181	1,001,864	4,914	8,470
Call Option - Other	40,732,165	106,228	162,392	36,862,024	122,052	31,261
Interbank Market	38,940,931	51,878	136,866	35,045,365	53,579	1,668
Others (2)	1,791,234	54,350	25,526	1,816,659	68,473	29,593
Put Option - Other	50,915,694	80,246	76,061	43,598,858	87,227	224,747
Interbank Market	50,270,939	34,936	10,694	42,354,253	30,219	127,069
Others (2)	644,755	45,310	65,367	1,244,605	57,008	97,678
Sold Position	121,242,499	(454,022)	(619,808)	100,261,661	(309,711)	(458,086)
Call Option - US Dollar	2,363,976	(154,386)	(233,837)	871,350	(11,455)	(9,364)
Put Option - US Dollar	455,675	(15,541)	(18,564)	979,613	(16,451)	(4,210)
Call Option - Other	57,703,925	(146,700)	(222,738)	49,527,446	(157,550)	(60,457)
Interbank Market	55,565,671	(70,805)	(212,601)	48,152,501	(60,818)	(3,390)
Others (2)	2,138,254	(75,895)	(10,137)	1,374,945	(96,732)	(57,067)
Put Option - Other	60,718,923	(137,395)	(144,669)	48,883,252	(124,255)	(384,055)
Interbank Market	59,072,891	(35,816)	(5,418)	46,839,549	(51,506)	(239,282)
Others (2)	1,646,032	(101,579)	(139,251)	2,043,703	(72,749)	(144,773)
Futures Contracts	66,263,978	-	-	62,146,336	-	-
Purchased Position	27,955,210	-	-	18,142,429	-	-
Exchange Coupon (DDI)	2,935,115	-	-	1,770,986	-	-
Interest Rates (DI1 and DIA)	21,036,750	-	-	13,499,244	-	-
Foreign Currency	3,227,182	-	-	2,781,304	-	-
Indexes (3)	461,152	-	-	14,331	-	-
Treasury Bonds/Notes	295,011	-	-	76,564	-	-
Sold Position	38,308,768	-	-	44,003,907	-	-
Exchange Coupon (DDI)	11,762,600	-	-	12,445,388	-	-
Interest Rates (DI1 and DIA)	17,345,145	-	-	23,826,642	-	-
Foreign Currency	8,425,945	-	-	7,108,089	-	-
Indexes (3)	158,857	-	-	547,224	-	-
Treasury Bonds/Notes	568,432	-	-	76,564	-	-
Others	47,789	-	-	-	-	-
Forward Contracts and Others	30,865,463	183,464	308,548	19,409,255	286,370	275,549
Purchased Commitment	14,692,994	22,599	(62,415)	11,044,997	451,451	333,553
Currencies	14,196,370	22,599	(62,415)	11,044,997	451,451	333,553
Others	496,624	-	-	-	-	-
Sell Commitment	16,172,469	160,865	370,963	8,364,258	(165,081)	(58,004)
Currencies	15,631,971	138,883	349,559	8,117,384	(183,171)	(73,882)
Others	540,498	21,982	21,404	246,874	18,090	15,878
(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

					Bank
					Notional
				06/30/2013	06/30/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,531,593	54,064,142	34,863,530	124,459,265	98,622,321
Options	3,726,730	562,702	210,002,460	214,291,892	183,167,590
Futures Contracts	-	-	65,982,998	65,982,998	61,677,570
Forward Contracts and Others	11,798,946	16,369,266	2,697,251	30,865,463	19,409,255

					Consolidated
					Notional
				06/30/2013	06/30/2012
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	35,531,593	53,590,602	38,478,454	127,600,649	101,171,853
Options	3,726,730	332,340	212,379,298	216,438,368	183,167,590
Futures Contracts	-	-	66,263,978	66,263,978	62,146,336
Forward Contracts and Others	11,798,946	16,369,266	2,697,251	30,865,463	19,409,255
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				06/30/2013	06/30/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	17,402,528	34,901,952	72,154,785	124,459,265	98,622,321
Options	73,969,350	132,528,407	7,794,135	214,291,892	183,167,590
Futures Contracts	20,239,550	14,185,873	31,557,575	65,982,998	61,677,570
Forward Contracts and Others	15,745,540	6,856,173	8,263,750	30,865,463	19,409,255

					Consolidated
					Notional
				06/30/2013	06/30/2012
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	18,562,255	36,516,500	72,521,894	127,600,649	101,171,853
Options	74,804,154	133,898,747	7,735,467	216,438,368	183,167,590
Futures Contracts	20,445,782	14,260,621	31,557,575	66,263,978	62,146,336
Forward Contracts and Others	15,745,540	6,856,173	8,263,750	30,865,463	19,409,255

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				06/30/2013	06/30/2012
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	27,277,945	49,857,204	47,324,116	124,459,265	98,622,321
Options	211,559,188	2,732,704	-	214,291,892	183,167,590
Futures Contracts	65,982,998	-	-	65,982,998	61,677,570
Forward Contracts and Others	-	15,581,600	15,283,863	30,865,463	19,409,255

						Consolidated
						Notional
					06/30/2013	06/30/2012
		Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap		27,277,945	52,658,836	47,663,868	127,600,649	101,171,853
Options		213,705,664	2,732,704	-	216,438,368	183,167,590
Futures Contracts		66,263,978	-	-	66,263,978	62,146,336
Forward Contracts and Others		-	15,581,600	15,283,863	30,865,463	19,409,255
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the loan portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$442,954 of cost (06/30/2012 - R$600,697) and R$489,744 of fair value (06/30/2012 - R$662,389). During the period there were no credit events related to events provided for in the contracts.

The required stockholders' equity used amounted to R$2,624 (06/30/2012 - R$3,547).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2013			06/30/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	12,441	(103,313)	(90,872)	55,151	(46,334)	8,817
Asset	1,738,201	(417,138)	1,321,063	873,597	32,504	906,101
CDI (Interbank Deposit Rates) (1) (2)	951,236	(457,523)	493,713	549,418	1,517	550,935
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	493,934	35,044	528,978	324,179	30,987	355,166
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	293,031	5,341	298,372	-	-	-
Liabilities	(1,725,760)	313,825	(1,411,935)	(818,446)	(78,838)	(897,284)
Indexed to Foreign Currency - US Dollar (1)	(870,576)	(103,390)	(973,966)	(542,422)	(53,993)	(596,415)
Indexed to Foreign Currency - Fixed Interest (2)	(154,610)	440,935	286,325	-	-	-
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(33,087)	(2,343)	(35,430)	(55,543)	(4,475)	(60,018)
CDI (Interbank Deposit Rates) (4)	(160,526)	(8,852)	(169,378)	(220,481)	(20,370)	(240,851)
Indexed to Foreign Currency - Libor - US Dollar (5)	(288,109)	(7,362)	(295,471)	-	-	-
Fixed Interest Rate - Real (6)	(218,852)	(5,163)	(224,015)	-	-	-

						Bank
			06/30/2013			06/30/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Asset	1,540,874	104,654	1,645,528	779,578	45,509	825,087
Lending Operation	1,175,786	63,004	1,238,790	648,092	26,691	674,783
Indexed to Foreign Currency - US Dollar	752,539	92,563	845,102	409,482	36,663	446,145
Indexed to Foreign Currency - Fixed Interest - US Dollar	33,105	498	33,603	56,127	3,891	60,018
CDI (Interbank Deposit Rates)	164,928	(13,419)	151,509	182,483	(13,863)	168,620
Fixed Interest Rate - Real	225,214	(16,638)	208,576	-	-	-
Securities	365,088	41,650	406,738	131,486	18,818	150,304
Available-for-Sale Securities - Debêntures	365,088	41,650	406,738	131,486	18,818	150,304
Liabilities	294,210	4,162	298,372	-	-	-
Securities Issued Abroad	294,210	4,162	298,372	-	-	-
Eurobonds	294,210	4,162	298,372	-	-	-

						Consolidated
			06/30/2013			06/30/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	11,764	(93,733)	(81,969)	55,151	(46,334)	8,817
Asset	2,091,852	(314,186)	1,777,666	873,597	32,504	906,101
CDI (Interbank Deposit Rates) (1) (2)	951,236	(457,523)	493,713	549,418	1,517	550,935
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	493,934	35,044	528,978	324,179	30,987	355,166
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	293,031	5,341	298,372	-	-	-
Indexed to Foreign Currency - Euro (1)	353,651	102,952	456,603	-	-	-
Liabilities	(2,080,088)	220,453	(1,859,635)	(818,446)	(78,838)	(897,284)
Indexed to Foreign Currency - US Dollar (1)	(1,224,904)	(196,762)	(1,421,666)	(542,422)	(53,993)	(596,415)
Indexed to Foreign Currency - Fixed Interest (2)	(154,610)	440,935	286,325	-	-	-
Indexed to Foreign Currency - Fixed Interest - US Dollar (3)	(33,087)	(2,343)	(35,430)	(55,543)	(4,475)	(60,018)
CDI (Interbank Deposit Rates) (4)	(160,526)	(8,852)	(169,378)	(220,481)	(20,370)	(240,851)
Indexed to Foreign Currency - Libor - US Dollar (5)	(288,109)	(7,362)	(295,471)	-	-	-
Fixed Interest Rate - Real (6)	(218,852)	(5,163)	(224,015)	-	-	-

						Consolidated
			06/30/2013			06/30/2012
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Asset	1,994,067	95,620	2,089,687	779,578	45,509	825,087
Lending Operation	1,628,979	53,970	1,682,949	648,092	26,691	674,783
Indexed to Foreign Currency - US Dollar	1,205,732	83,529	1,289,261	409,482	36,663	446,145
Indexed to Foreign Currency - Fixed Interest
- US Dollar	33,105	498	33,603	56,127	3,891	60,018
CDI (Interbank Deposit Rates)	164,928	(13,419)	151,509	182,483	(13,863)	168,620
Fixed Interest Rate - Real	225,214	(16,638)	208,576	-	-	-
Securities	365,088	41,650	406,738	131,486	18,818	150,304
Available-for-Sale Securities - Debêntures	365,088	41,650	406,738	131,486	18,818	150,304
Liabilities	294,210	4,162	298,372	-	-	-
Securities Issued Abroad	294,210	4,162	298,372	-	-	-
Eurobonds	294,210	4,162	298,372	-	-	-

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with fair value R$845,102 in the Bank, R$1,289,261 in the Consolidated (06/30/2012 - R$446,145 in the Bank and Consolidated) and securities shown by debentures with fair value R$128,933 (06/30/2012 - R$150,304) in the Bank and Consolidated.

(2) Instruments whose hedge object are securities shown by debentures with fair value R$277,805.
(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$33,603 (06/30/2012 - R$60,018) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$151,509 (06/30/2012 - R$168,620) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$298,372 in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Reais with a fair value of R$208,576 (06/30/2012 - R$168,620) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank/Consolidated
						06/30/2013
					Adjustment
			Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts				(164,640)	(105,950)	(270,590)
Asset			2,520,534	2,520,534	52,998	2,573,532
Indexed to Foreign Currency -Swiss Franc (1)			876,187	876,187	45,314	921,501
Indexed to Foreign Currency -Chile (2)			93,773	93,773	6,387	100,160
Indexed to Foreign Currency -Iuan (3)			54,199	54,199	164	54,363
Indexed in Reais (4)			1,272,667	1,272,667	(28,665)	1,244,002
Indexed to Foreign Currency - Pre Dolar (5)			223,708	223,708	29,798	253,506
Liabilities			(2,685,174)	(2,685,174)	(158,948)	(2,844,122)
Indexed to Foreign Currency - Pre Dolar			(2,482,199)	(2,482,199)	(125,901)	(2,608,100)
CDI (Interbank Deposit Rates)			(202,975)	(202,975)	(33,047)	(236,022)
Future Contracts			20,561,566	-	-	-
Foreign Currency - Dollar (6)			20,561,566	-	-	-

				Bank/Consolidated
				06/30/2012
			Adjustment
	Notional	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(45,052)	(17,747)	(62,799)
Asset	771,730	771,730	69,981	841,711
Indexed to Foreign Currency -Swiss Franc (1)	686,065	686,065	61,875	747,940
Indexed to Foreign Currency -Chile (2)	85,665	85,665	8,106	93,771
Liabilities	(816,782)	(816,782)	(87,728)	(904,510)
Indexed to Foreign Currency - Pre Dolar	(816,782)	(816,782)	(87,728)	(904,510)
Future Contracts	31,475,272	-	-	-
Foreign Currency - Dollar (6)	13,341,900	-	-	-
DI1 Rate (7)	18,133,372	-	-	-

				Bank/Consolidated
			06/30/2013	06/30/2012
Hedge Object - Cost
Asset			16,338,090	14,249,262
Lending Operations - Import and Export Credit and Financing			16,135,115	14,249,262
Promissory Notes - PN			202,975	-
Liabilities			2,309,542	18,863,442
Eurobonds			2,309,542	733,664
Bank Deposit Certificate- CDB			-	18,129,778
(1) Operations due December 1, 2014, March 4, 2015 and April 12, 2016 (06/30/2012 - operations due December 1, 2014 and April 12, 2016), whose object of "hedging" transactions are eurobonds.
(2) Operation due April 13, 2016 (06/30/2012 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.
(3) Operation with maturing on December 24, 2014, and hedge object of eurobonds transactions.
(4) Operation due March 18, 2016, whose object of "hedge" is an operation of eurobonds.
(5) Operation maturing on April 10, 2018, which hedge objects its securities operation represented by promissory notes classified in "available-for-sale securities" category.

(6) Operations due July 31, 2013 and April 2, 2014 (06/30/2012 - operations due July 31, 2012 and January 2, 2013) and updated value of the instruments of R$16,131,216 (06/30/2012 - R$14,213,635), whose object of "hedge" are the loans - financing agreements and export credit and import.

(7) In the first quarter of 2013, due to the business strategy, the structures of "hedge" cash flow which had the object of "hedge" bank deposit certificates (CDB) were discontinued. The effect of marking to market of these futures contracts net of tax effects highlighted in equity corresponds to a debt of R$97,304 and will be amortized by January 2014, the remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts amounts a debit of R$172,482 (06/30/2012 - R$235,291), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VII) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Financial Treasury Bill - LFT	1,326,911	876,554	1,981,583	1,058,336
National Treasury Bill - LTN	3,411,195	3,397,876	3,411,195	3,397,876
National Treasury Notes - NTN	2,966,194	3,018,174	2,966,194	3,018,174
Total	7,704,300	7,292,604	8,358,972	7,474,386

VIII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Assets
Swap Differentials Receivable (1)	4,814,936	4,248,637	4,812,642	4,267,577
Option Premiums to Exercise	395,605	292,027	444,823	292,027
Forward Contracts and Others	1,261,720	713,585	1,261,720	713,585
Total	6,472,261	5,254,249	6,519,185	5,273,189

Liabilities
Swap Differentials Payable (1)	4,108,001	4,545,196	4,139,600	4,568,306
Option Premiums Launched	574,546	458,086	619,808	458,086
Forward Contracts and Others	953,172	438,036	953,172	438,036
Total	5,635,719	5,441,318	5,712,580	5,464,428
(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of June 30, 2013.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures Subject to Changes in Interest Fixed Rate	(2,392)	(25,511)	(51,022)
Coupon Interest Rate	Exposures Subject to Changes in Coupon Rate of Interes Rate	(7,282)	(83,398)	(166,796)
Coupon - US Dollar	Exposures Subject to Changes in Coupon US Dollar Rate	(504)	(36)	(72)
Coupon - Other Currencies	Exposures Subject to Changes in Coupon Foreign Currency Rate	(110)	(639)	(1,278)
Foreign currency	Exposures Subject to Foreign Exchange	(10,131)	(253,278)	(506,556)
Eurobond/Treasury/Global	Exposures Subject to Changes in Interest Rate Negotiated Roles in International Market	(3,813)	(29,440)	(58,880)
Inflation	Exposures Subject to Change in Coupon Rates of Price Indexes	(292)	(4,167)	(8,333)
Shares and Indexes	Exposures Subject to Change in Shares Price	(1,273)	(31,823)	(63,646)
Other	Exposures not Meeting the Previous Settings	(1,135)	(130)	(259)
Total (1)		(26,932)	(428,422)	(856,842)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures Subject to Changes in Interest Fixed Rate	(31,064)	(757,230)	(1,419,732)
TR and Long-Term Interest Rate - (TJLP)	Exposures Subject to Change in Exchange TR and TJLP	(14,094)	(332,383)	(623,078)
Inflation	Exposures Subject to Change in Coupon Rates of Price Indexes	(1,630)	(19,939)	(39,070)
Coupon - US Dollar	Exposures Subject to Changes in Coupon US Dollar Rate	(71,572)	(383,177)	(802,499)
Coupon - Other Currencies	Exposures Subject to Changes in Coupon Foreign Currency Rate	(10,419)	(57,964)	(126,114)
Interest Rate Markets International	Exposures Subject to Changes in Interest Rate Negotiated Roles in International Market	(73,752)	(412,214)	(785,865)
Foreign Currency	Exposures Subject to Foreign Exchange	(249)	(6,221)	(12,442)
Total (1)		(202,780)	(1,969,128)	(3,808,800)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Lending Operations	158,730,847	151,657,077	191,377,555	180,987,323
Loans and Discounted Receivables	97,595,138	101,332,830	98,082,626	101,378,895
Financing	34,267,272	29,001,753	66,426,492	58,285,934
Rural, Agricultural and Industrial Financing	5,184,324	3,860,134	5,184,324	3,860,134
Real Estate Financing	21,583,828	17,407,551	21,583,828	17,407,551
Securities Financing	62,097	54,809	62,097	54,809
Lending Operations Related to Assignment	38,188	-	38,188	-
Leasing Operations	22,939	108,829	4,885,212	6,641,397
Advances on Foreign Exchange Contracts (1) (Note 9)	2,882,460	1,960,762	2,882,460	1,960,762
Other Receivables (2)	17,048,889	14,251,110	18,908,085	16,042,741
Total	178,685,135	167,977,778	218,053,312	205,632,223
Current	71,321,478	71,379,557	91,193,602	88,227,888
Long-term	107,363,657	96,598,221	126,859,710	117,404,335
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

In the second quarter of 2012, Banco Santander, through its wholly-owned subsidiary in Spain, acquired by Banco Santander S.A. - Agency New York and London Agency under an arm, a portfolio of contracts related to financing and export operations imports contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the rates of the days when there were transactions. These transactions were conducted in accordance with the Policy on Related Party Transactions Bank, even after receipt of approval by the Board of Directors.

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3.533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

Bank and Consolidated, during the first half of 2013, operations were carried out credit assignment without recourse in the amount of R$11,312 (06/30/2012 - R$725,845) and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was R$1,145 (2012 - R$24,472).

(ii) With Substantial Retention of Risks and Benefits

In March 2013, the Bank made a credit assignment with recourse refers to real estate financing in amounting of R$47,485. On June 30, 2013, the present value of assigned operations is R$38,074 (Note 24.e).

In December 2011, the Bank made a credit assignment with recourse in amounting of R$688,821. The assignment results amount of R$111,539 in the Bank and R$96,326 in the Consolidated, was recorded in other operating income. Contracts and contract portions object of assignment refers to real estate financing, with maturities occur about this period up to October, 2041. On June 30, 2013, the present value of assigned operations is R$420,775 (06/30/2012 - R$615,763) (Note 24.e).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3.401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Overdue	9,583,951	10,858,334	10,327,385	11,648,119
Due to:
Up to 3 Months	25,947,358	27,926,881	33,078,728	34,213,296
From 3 to 12 Months	45,374,120	43,452,676	58,114,874	54,014,592
Over 12 Months	97,779,706	85,739,887	116,532,325	105,756,216
Total	178,685,135	167,977,778	218,053,312	205,632,223

c) Lease Portfolio

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Gross Investment in Leasing Operations	24,582	122,752	5,775,475	8,146,787
Lease Receivables	10,170	49,127	3,640,488	5,098,946
Unrealized Residual Values (1)	14,412	73,625	2,134,987	3,047,841
Unearned Income on Lease	(9,294)	(47,735)	(3,532,277)	(4,937,103)
Offsetting Residual Values	(14,412)	(73,625)	(2,134,987)	(3,047,841)
Leased Assets	334,471	551,249	13,522,284	17,489,918
Accumulated Depreciation	(331,076)	(486,817)	(8,024,244)	(10,762,411)
Excess Depreciation	261,615	417,821	4,734,411	7,429,815
Losses on Unamortized Lease	-	-	177,603	182,869
Advances for Guaranteed Residual Value	(242,947)	(374,816)	(5,641,126)	(7,876,632)
Other Assets	-	-	8,073	15,995
Total of Lease Portfolio at Present Value	22,939	108,829	4,885,212	6,641,397
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$1,643 (06/30/2012 - R$13,923) in the Bank and R$890,263 (06/30/2012 - R$1,505,390) in the Consolidated.

As of June 30, 2013 and 2012 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				06/30/2013	06/30/2012	06/30/2013	06/30/2012
Overdue				2,923	4,899	140,683	192,982
Due to:
Up to 1 Year				20,055	90,195	2,775,109	3,843,446
From 1 to 5 Years				1,604	27,657	2,853,535	4,101,553
Over 5 Years				-	1	6,148	8,806
Total				24,582	122,752	5,775,475	8,146,787

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				06/30/2013	06/30/2012	06/30/2013	06/30/2012
Overdue				2,819	4,880	87,085	128,457
Due to:
Up to 1 Year				18,732	81,250	2,616,816	3,579,291
From 1 to 5 Years				1,388	22,699	2,178,979	2,930,487
Over 5 Years				-	-	2,332	3,162
Total				22,939	108,829	4,885,212	6,641,397

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				06/30/2013	06/30/2012	06/30/2013	06/30/2012
Private Sector				178,585,398	167,834,457	217,946,886	205,479,706
Industry				34,323,170	29,540,837	34,801,115	30,065,211
Commercial				21,794,644	20,380,927	25,478,001	23,546,053
Financial Institutions				20,739	22,811	23,222	26,276
Services and Other (1)				47,780,892	47,580,734	50,902,867	50,023,544
Individuals				69,481,631	66,449,037	101,557,359	97,958,511
Credit Cards				15,107,707	14,636,103	15,107,707	14,636,103
Mortgage Loans				13,378,297	10,241,200	13,378,297	10,241,200
Payroll Loans				14,808,132	13,314,635	14,808,132	13,314,635
Financing and Vehicles Lease				3,002,574	2,584,245	33,121,622	31,983,172
Others (2)				23,184,921	25,672,854	25,141,601	27,783,401
Agricultural				5,184,322	3,860,111	5,184,322	3,860,111
Public Sector				99,737	143,321	106,426	152,517
Federal				22	5	22	5
State				94,882	135,918	96,470	137,962
Municipal				4,833	7,398	9,934	14,550
Total				178,685,135	167,977,778	218,053,312	205,632,223
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	50,624,835	-	50,624,835	-	-	-
A	0.5%	77,538,497	-	77,538,497	387,692	291,903	679,595
B	1%	15,778,882	1,877,505	17,656,387	176,564	319,056	495,620
C	3%	7,746,416	4,372,115	12,118,531	363,556	34,534	398,090
D	10%	1,522,377	4,326,503	5,848,880	584,888	-	584,888
E	30%	547,707	1,532,985	2,080,692	624,208	-	624,208
F	50%	335,592	3,074,233	3,409,825	1,704,913	-	1,704,913
G	70%	24,765	1,154,381	1,179,146	825,402	-	825,402
H	100%	394,491	7,833,851	8,228,342	8,228,342	-	8,228,342
Total		154,513,562	24,171,573	178,685,135	12,895,565	645,493	13,541,058

							Bank
							06/30/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	55,881,470	-	55,881,470	-	-	-
A	0.5%	73,428,973	-	73,428,973	367,145	277,423	644,568
B	1%	8,472,634	1,540,724	10,013,358	100,134	179,018	279,152
C	3%	6,305,420	3,921,415	10,226,835	306,805	57,572	364,377
D	10%	760,431	3,390,064	4,150,495	415,050	-	415,050
E	30%	476,705	1,672,551	2,149,256	644,777	-	644,777
F	50%	62,617	3,715,984	3,778,601	1,889,301	-	1,889,301
G	70%	88,085	1,384,998	1,473,083	1,031,158	-	1,031,158
H	100%	286,898	6,588,809	6,875,707	6,875,707	-	6,875,707
Total		145,763,233	22,214,545	167,977,778	11,630,077	514,013	12,144,090

							Consolidated
							06/30/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	52,455,616	-	52,455,616	-	-	-
A	0.5%	107,659,973	-	107,659,973	538,300	291,903	830,203
B	1%	17,810,628	3,175,635	20,986,263	209,863	319,056	528,919
C	3%	8,543,679	5,612,576	14,156,255	424,688	34,534	459,222
D	10%	1,540,114	4,790,761	6,330,875	633,088	-	633,088
E	30%	568,841	1,801,207	2,370,048	711,014	-	711,014
F	50%	338,043	3,295,362	3,633,405	1,816,702	-	1,816,702
G	70%	25,015	1,332,850	1,357,865	950,505	-	950,505
H	100%	394,698	8,708,314	9,103,012	9,103,012	-	9,103,012
Total		189,336,607	28,716,705	218,053,312	14,387,172	645,493	15,032,665

							Consolidated
							06/30/2012
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	57,515,519	-	57,515,519	-	-	-
A	0.5%	103,232,028	-	103,232,028	516,160	306,587	822,747
B	1%	9,157,592	2,782,252	11,939,844	119,398	187,328	306,726
C	3%	7,070,985	5,146,481	12,217,466	366,524	58,729	425,253
D	10%	767,165	3,950,442	4,717,607	471,761	-	471,761
E	30%	489,192	2,008,375	2,497,567	749,270	-	749,270
F	50%	69,670	4,028,340	4,098,010	2,049,005	-	2,049,005
G	70%	68,570	1,601,784	1,670,354	1,169,248	-	1,169,248
H	100%	291,122	7,452,706	7,743,828	7,743,828	-	7,743,828
Total		178,661,843	26,970,380	205,632,223	13,185,194	552,644	13,737,838
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				06/30/2013	06/30/2012	06/30/2013	06/30/2012
Balance at Beginning				13,299,770	10,662,794	14,588,745	11,998,482
Allowances Recognized				6,536,899	6,739,907	7,366,268	7,782,799
Write-offs				(6,295,611)	(5,258,611)	(6,922,348)	(6,043,443)
Balance at End (1)				13,541,058	12,144,090	15,032,665	13,737,838
Current				2,469,813	1,884,292	3,045,494	2,458,832
Long-term				11,071,245	10,259,798	11,987,171	11,279,006
Recoveries Credit (2)				726,087	786,520	792,802	884,078
(1) Includes R$3,255 (06/30/2012 - R$10,133) in the Bank and R$179,893 (06/30/2012 - R$322,613) in the Consolidated related to leasing operations.

(2) It is recorded as financial income in the items: lending operations and leasing operations. The half year ended June 30, 2013, includes results of assigment without recourse, related to the prior operations written-off, as losses amounting to R$22,030 (2012 - R$20,603) in the Bank and R$22,417 (2012 - R$27,703) in the Consolidated.

g) Renegotiated Credits

				Bank/Consolidated
			06/30/2013	06/30/2012
Renegotiated Credits			11,666,234	9,966,439
Allowance for Loan Losses			(5,686,032)	(5,218,751)
Percentage of Coverage on Renegotiated Credits			48.7%	52.4%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	06/30/2013		06/30/2012
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	10,159,707	3.6%	9,602,438	3.6%
10 Biggest	33,415,752	11.8%	30,061,973	11.4%
20 Biggest	45,800,244	16.1%	39,705,510	15.1%
50 Biggest	64,363,395	22.6%	57,340,442	21.8%
100 Biggest	79,090,106	27.8%	71,774,830	27.3%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			06/30/2013	06/30/2012
Assets
Rights to Foreign Exchange Sold			22,673,404	18,948,607
Exchange Purchased Pending Settlement			22,629,739	20,114,464
Advances in Local Currency			(214,486)	(194,674)
Income Receivable from Advances and Importing Financing (Note 8.a)			76,384	77,256
Foreign Exchange and Term Documents in Foreign Currencies			808	849
Total			45,165,849	38,946,502
Current			44,929,327	38,727,984
Long-term			236,522	218,518

Liabilities
Exchange Sold Pending Settlement			23,456,085	19,565,398
Foreign Exchange Purchased			21,637,650	19,175,533
Advances on Foreign Exchange Contracts (Note 8.a)			(2,882,460)	(1,960,762)
Others			487	443
Total			42,211,762	36,780,612
Current			42,114,103	36,729,965
Long-term			97,659	50,647

Memorandum Accounts
Open Import Credits			841,698	755,902
Confirmed Export Credits			374,550	78,253

10. Trading Account

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Assets
Financial Assets and Pending Settlement Transactions	586,634	1,909,474	588,158	1,911,921
Clearinghouse Transactions	-	-	67,989	-
Debtors Pending Settlement	9,313	58,797	340,397	356,439
Stock Exchanges - Guarantee Deposits	46,419	28,023	46,419	28,023
Others (1)	208,518	424,099	208,518	424,099
Total (Current)	850,884	2,420,393	1,251,481	2,720,482
Current	841,786	2,420,393	1,242,383	2,720,482
Long-term	9,098	-	9,098	-

Liabilities
Financial Assets and Pending Settlement Transactions	1,162,844	1,110,157	1,166,701	1,147,477
Creditors Pending Settlement	229,385	80,154	526,585	301,269
Creditors for Loan of Shares	290,212	164,700	524,569	164,700
Clearinghouse Transactions	-	-	734	48,808
Records and Settlement	2,014	1,616	2,867	2,236
Others	-	-	1,668	345
Total (Current)	1,684,455	1,356,627	2,223,124	1,664,835
Current	1,654,979	1,356,627	2,143,204	1,664,835
Long-term	29,476	-	79,920	-
(1) On June 30, 2013, the value refers to deposits made in collateral to derivative transactions conducted with customers over the counter (06/30/2012 - R$399,623).

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	12/31/2012			Bank
	Adjusted	Recognition	Realization	06/30/2013
Allowance for Loan Losses	4,146,471	2,499,955	(1,399,054)	5,247,372
Reserve for Legal and Administrative Proceedings - Civil	577,850	139,557	(126,511)	590,896
Reserve for Tax Risks and Legal Obligations	3,299,650	367,333	(54,516)	3,612,467
Reserve for Legal and Administrative Proceedings - Labor	995,968	55,204	(304,345)	746,827
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,172,387	-	(249,691)	922,696
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,076	83,067	-	430,143
Accrual for Pension Plan (2)	1,799,440	128,779	(930,229)	997,990
Profit Sharing, Bonuses and Personnel Gratuities	248,854	172,655	(253,002)	168,507
Other Temporary Provisions	1,533,947	-	(134,417)	1,399,530
Total Tax Credits on Temporary Differences	14,121,643	3,446,550	(3,451,765)	14,116,428
Tax Loss Carryforwards	1,465,953	410,950	-	1,876,903
Social Contribution Tax - Executive Act 2,158/2001	683,581	-	-	683,581
Total Tax Credits	16,271,177	3,857,500	(3,451,765)	16,676,912
Unrecorded Tax Credits	(563,697)	-	245,926	(317,771)
Balance of Recorded Tax Credits	15,707,480	3,857,500	(3,205,839)	16,359,141
Current	6,020,627			4,585,340
Long-term	9,686,853			11,773,801

					Bank
					06/30/2012
		12/31/2011	Recognition	Realization	Adjusted
Allowance for Loan Losses		4,098,216	2,657,225	(2,336,465)	4,418,976
Reserve for Legal and Administrative Proceedings - Civil		531,309	46,076	(1,120)	576,265
Reserve for Tax Risks and Legal Obligations		2,613,798	371,008	(78,257)	2,906,549
Reserve for Legal and Administrative Proceedings - Labor		1,221,829	94,864	(286,621)	1,030,072
Amortized Goodwill		116,762	-	(37,643)	79,119
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,674,264	-	(503,332)	1,170,932
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		100,788	230,832	-	331,620
Accrual for Pension Plan (2)		314,938	1,625,457	-	1,940,395
Profit Sharing, Bonuses and Personnel Gratuities		313,422	213,647	(311,090)	215,979
Other Temporary Provisions		1,452,661	-	(83,464)	1,369,197
Total Tax Credits on Temporary Differences		12,437,987	5,239,109	(3,637,992)	14,039,104
Tax Loss Carryforwards		329,249	1,476,806	-	1,806,055
Social Contribution Tax - Executive Act 2.158/2001		683,581	-	-	683,581
Total Tax Credits		13,450,817	6,715,915	(3,637,992)	16,528,740
Unrecorded Tax Credits		(889,053)	-	117,974	(771,079)
Balance of Recorded Tax Credits		12,561,764	6,715,915	(3,520,018)	15,757,661
Current		5,980,796			6,351,285
Long-term		6,580,968			7,797,306

		Change
	12/31/2012	Scope			Consolidated
	Adjusted	Consolidation (3)	Recognition	Realization	06/30/2013
Allowance for Loan Losses	4,921,857	(767)	2,830,859	(1,501,583)	6,250,366
Reserve for Legal and Administrative Proceedings - Civil	632,290	-	145,191	(130,202)	647,279
Reserve for Tax Risks and Legal Obligations	3,801,170	(45)	441,276	(55,566)	4,186,835
Reserve for Legal and Administrative Proceedings - Labor	1,024,009	(137)	57,515	(308,823)	772,564
Amortized Goodwill	7,455	-	-	-	7,455
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,176,295	-	3	(253,544)	922,754
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	347,137	-	176,844	-	523,981
Accrual for Pension Plan (2)	1,805,689	-	155,120	(930,229)	1,030,580
Profit Sharing, Bonuses and Personnel Gratuities	269,902	(61)	188,043	(274,982)	182,902
Other Temporary Provisions	1,627,343	(66)	10,412	(138,335)	1,499,354
Total Tax Credits on Temporary Differences	15,613,147	(1,076)	4,005,263	(3,593,264)	16,024,070
Tax Loss Carryforwards	2,805,344	-	437,278	(508,758)	2,733,864
Social Contribution Tax - Executive Act 2.158/2001	697,727	-	-	-	697,727
Total Tax Credits	19,116,218	(1,076)	4,442,541	(4,102,022)	19,455,661
Unrecorded Tax Credits	(566,383)	-	-	246,873	(319,510)
Balance of Recorded Tax Credits	18,549,835	(1,076)	4,442,541	(3,855,149)	19,136,151
Current	7,139,554				5,480,850
Long-term	11,410,281				13,655,301

							Consolidated
							06/30/2012
				12/31/2011	Recognition	Realization	Adjusted
Allowance for Loan Losses				4,910,458	3,046,313	(2,504,797)	5,451,974
Reserve for Legal and Administrative Proceedings - Civil				572,192	57,901	(2,367)	627,726
Reserve for Tax Risks and Legal Obligations				3,078,496	453,751	(85,715)	3,446,532
Reserve for Legal and Administrative Proceedings - Labor				1,250,403	100,077	(292,961)	1,057,519
Amortized Goodwill				124,705	-	(38,074)	86,631
Adjustment to Fair Value of Trading Securities and Derivatives (1)				1,674,588	598	(503,443)	1,171,743
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge(1)				100,918	230,832	(130)	331,620
Accrual for Pension Plan (2)				314,938	1,631,706	-	1,946,644
Profit Sharing, Bonuses and Personnel Gratuities				333,032	228,453	(332,514)	228,971
Other Temporary Provisions				1,544,846	5,718	(85,677)	1,464,887
Total Tax Credits on Temporary Differences				13,904,576	5,755,349	(3,845,678)	15,814,247
Tax Loss Carryforwards				1,523,618	1,525,097	(223,253)	2,825,462
Social Contribution Tax - Executive Act 2.158/2001				697,727	-	-	697,727
Total Tax Credits				16,125,921	7,280,446	(4,068,931)	19,337,436
Unrecorded Tax Credits				(995,838)	-	222,037	(773,801)
Balance of Recorded Tax Credits				15,130,083	7,280,446	(3,846,894)	18,563,635
Current				7,086,783			7,557,611
Long-term				8,043,300			11,006,024
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees (adoption new version of CPC 33) as mentioned (Note 3.l).
(3) Change in shareholding company Webmotors SA, as corporate restructuring (Note 35.d).

b) Expected Realization of Recorded Tax Credits

							Bank
							06/30/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	1,056,559	637,469	28,597	914,905	41,156	2,678,686	2,678,686
2014	1,896,008	1,139,517	57,193	571,354	149,235	3,813,307	3,813,307
2015	3,337,948	1,967,356	33,271	-	-	5,338,575	5,338,575
2016	1,187,469	525,635	9,349	310,371	123,068	2,155,892	2,155,892
2017	236,370	144,637	9,349	45,560	202,473	638,389	638,389
2018 a 2020	547,534	309,634	4,674	-	167,649	1,029,491	1,029,491
2021 a 2022	343,622	196,349	-	-	-	539,971	539,971
2023 a 2025	180,074	133,388	-	34,713	-	348,175	164,830
2026 a 2027	21,316	10,664	-	-	-	31,980	-
After 2027	74,029	28,417	-	-	-	102,446	-
Total	8,880,929	5,093,066	142,433	1,876,903	683,581	16,676,912	16,359,141

							Consolidated
							06/30/2013
	Temporary Differences			Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2013	1,239,300	746,118	29,618	1,116,095	55,302	3,186,433	3,186,372
2014	2,170,590	1,308,284	59,236	901,688	149,235	4,589,033	4,588,956
2015	3,860,582	2,254,212	35,312	31,763	-	6,181,869	6,181,290
2016	1,317,887	606,326	11,388	416,359	123,068	2,475,028	2,474,639
2017	280,031	168,832	11,388	150,084	202,473	812,808	812,808
2018 a 2020	577,269	325,093	5,694	83,162	167,649	1,158,867	1,158,867
2021 a 2022	362,253	204,507	-	-	-	566,760	566,760
2023 a 2025	181,641	134,083	-	34,713	-	350,437	166,459
2026 a 2027	21,316	10,664	-	-	-	31,980	-
After 2027	74,029	28,417	-	-	-	102,446	-
Total	10,084,898	5,786,536	152,636	2,733,864	697,727	19,455,661	19,136,151

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$14,611,562 (06/30/2012-R$12,861,008) in the Bank and R$17,113,014 (06/30/2012 - R$15,366,249) Consolidated and the present value of recorded tax credits is R$14,469,253 (06/30/2012 - R$12,536,939) in the Bank and R$16,969,392 (06/30/2012 - R$15,040,082) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Notes and Credits Receivable (Note 8.a)
Credit Cards	10,681,751	10,017,073	10,681,751	10,017,073
Receivables	6,005,036	3,796,390	7,859,636	5,582,095
Rural Product	252,054	244,246	252,054	244,246
Escrow Deposits for
Tax Claims	3,274,143	3,194,859	4,872,951	4,352,864
Labor Claims	1,921,028	1,995,790	1,977,800	2,078,907
Others	509,638	585,762	634,180	693,453
Contract Guarantees - Former Controlling Stockholders (Note 21.i)	841,419	832,868	1,008,291	992,158
Recoverable Taxes	2,717,818	2,219,411	3,572,412	3,307,696
Receivables - Buyer Services	3,808,689	2,250,746	3,808,689	2,250,746
Reimbursable Payments	311,093	210,013	140,818	130,573
Salary Advances/Others	235,941	421,709	250,338	428,762
Debtors for Purchase of Assets (Note 8.a)	28,622	41,370	33,218	47,296
Receivable from Affiliates (Note 24.e)	404,862	460,849	377,322	444,290
Others	1,086,576	1,232,283	1,514,497	1,557,055
Total	32,078,670	27,503,369	36,983,957	32,127,214
Current	22,715,189	18,870,594	24,517,637	21,042,757
Long-term	9,363,481	8,632,775	12,466,320	11,084,457

13. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Assets	59,520,135	52,345,462	2,211,222	1,929,416
Current and Long-term Assets	59,520,096	52,345,417	2,210,010	1,929,416
Cash	640,378	543,581	886	2,323
Interbank Investments	6,706,475	5,482,244	1,496,866	1,668,672
Securities and Derivatives Financial Instruments	27,272,061	23,302,053	31,448	13,837
Lending Operations (1)	21,672,262	20,056,224	678,466	242,914
Foreign Exchange Portfolio	2,299,189	2,158,930	-	-
Others	929,731	802,385	2,344	1,670
Permanent Assets	39	45	1,212	-
Liabilities	59,520,135	52,345,462	2,211,222	1,929,416
Current and Long-term Liabilities	37,239,465	32,285,543	47,395	13,296
Deposits and Money Market Funding	923,691	5,576,918	-	-
Funds from Acceptance and Issuance of Securities	18,362,686	10,636,118	-	-
Borrowings (2)	12,354,425	11,265,686	22,600	-
Foreign Exchange Portfolio	2,086,321	2,125,417	-	-
Others	3,512,342	2,681,404	24,795	13,296
Deferred Income	3,630	9,214	1	-
Stockholders' Equity	22,277,040	20,050,705	2,163,826	1,916,120
Net Income on the First Half	894,780	598,626	4,879	886
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

14. Investments in Affiliates and Subsidiaries

					06/30/2013
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset) (14)	Asset Manager	12,493,834	-	99.99%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) .	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações S.A. (Santander Participações) (4) (6)	Holding	3,234	-	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (1)	Other Activities	8,000	-	50.00%	50.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (6)	Insurance Broker	174,360,451	-	60.65%	60.65%
MS Participações Societárias S.A. (MS Participações) (10)	Holding	38,492,620	-	99.99%	99.99%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santos Energia Participações S.A. (Santos Energia)	Holding	37,406	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing) (3)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Controlled by Santander Serviços (6)
Webcasas S.A. (11)	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A.
Idéia Produções e Design Ltda. - MEC (Idéia Produções) (8)	Other Activities	220	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (2)	Other Activities	3,859	2,953	11.11%	11.11%
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (7)	Other Activities	781,971	-	-	20.82%
Affiliate
BW Guirapá I S.A. (13)	Holding	155	-	40.57%	40.57%
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Adjusted Net
	Stockholders'	Income (Loss)	Investments Value			Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2013	06/30/2013	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Controlled by Banco Santander
Santander Leasing (9)	4,917,010	174,634	3,863,494	8,193,996	137,217	337,139
RCI Brasil Leasing (3)	-	-	-	-	-	8,732
Santander Brasil Asset	196,972	24,529	196,972	211,500	24,529	29,150
Santander Consórcios (5)	-	-	-	4,292	-	62
Santander Brasil Consórcio	119,558	11,522	119,545	164,564	11,509	16,849
Banco Bandepe	2,902,296	78,693	2,902,302	3,105,510	78,700	131,650
Aymoré CFI	1,099,673	(18,286)	1,099,673	1,168,735	(18,286)	(52,779)
CFI RCI Brasil	1,063,184	108,164	424,114	362,205	43,148	20,223
CRV DTVM	26,959	2,187	26,959	23,760	2,187	2,013
Santander CCVM	243,063	43,858	243,063	283,137	43,858	37,371
Microcrédito	21,503	2,438	21,503	21,098	2,438	3,542
Santander Brasil Advisory	13,039	301	12,586	17,001	290	901
Santander Participações (4) (6)	1,225,542	18,944	1,225,542	1,561,949	18,944	158,219
Webmotors S.A. (4) (6) (11) (12)	-	-	-	-	-	5,324
Santander Getnet (1)	55,101	40,093	27,552	21,948	20,044	8,887
Sancap	340,733	44,891	340,733	306,588	44,891	65,992
Santander Serviços (6)	651,032	140,791	394,873	-	85,395	-
MS Participações	88,132	(4,322)	88,108	5,158	6,803	(7,153)
Mantiq	6,743	239	6,743	5,901	239	1,101
Santos Energia	2,963	(2,014)	2,963	2,164	(2,325)	(645)
Santander Brasil EFC	2,163,826	(1,681)	2,163,838	1,916,120	4,989	925
Controlled by CFI RCI Brasil (3)
RCI Brasil Leasing (3)	651,149	38,809	-	-	-	-
Controlled by Sancap
Santander Capitalização	187,807	42,500	-	-	-	-
Controlled by Santander Serviços (6)
Webcasas S.A. (11)	24,430	(70)	-	-	-	-
Controlled by Webmotors S.A.
Idéia Produções (8)	179	114	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (2)	73,858	5,430	10,071	10,209	314	1,039
Norchem Participações	47,105	1,047	23,552	23,377	524	848
EBP (2)	66,712	(11,647)	7,412	3,547	1,857	2,867

	Adjusted	Adjusted Net
	Stockholders'	Income (Loss)	Investments Value			Equity Accounting
	Equity	01/01 to			01/01 to	01/01 to
	06/30/2013	06/30/2013	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Jointly Controlled Companies by Santander Serviços (6)
Webmotors S.A. (4) (6) (11) (12)	224,969	4,867	-	-	-	-
TecBan (7)	212,495	7,703	-	-	-	-
Affiliate
BW Guirapá I S.A. (13)	119,011	(1,590)	49,912	-	(88)	-
Norchem Holding	122,886	25,673	26,728	22,321	5,584	731
Total Bank			13,278,238	17,435,080	512,761	772,988
Affiliate
BW Guirapá I S.A. (13)	119,011	(1,590)	49,912	-	(88)	-
Norchem Holding	122,886	25,673	26,728	22,321	5,584	731
Total Consolidated			76,640	22,321	5,496	731

(1) Banco Santander has authority to make decisions related to business strategy. Additionally, Banco Santander allows Getnet the use of its branch network and brand for the sale of products, which among other factors determines the Bank's control of Getnet.

(2) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(3) In Meeting on May 31, 2012, the shareholders of RCI Brasil Leasing and CFI RCI Brasil, approved the merger of all shares of RCI Brasil Leasing the property of CFI RCI Brasil on the base date of March 31, 2012 so that RCI Brasil Leasing became a wholly owned subsidiary of CFI RCI Brasil (Note 35.d).

(4) On June 29, 2012, the increase of capital of Santander Participações was approved of R$135,000, through the issue of new shares, subscribed and paid by Banco Santander as follows: R$69,163 in local currency and R$65,837 through the conference 366,182,675,000 shares of its wholly-owned subsidiary Webmotors S.A., transferring control to Santander Participações on the base date of April 30, 2012.

(5) Company incorporated by Santander Brasil Consórcio on July 31, 2012 (Note 35.b).
(6) Corporate restructuring in order to separate equity investments of entities that provide complementary services to the financial services conglomerate (Note 35.a).
(7) Investment acquired in March 2013 (Note 35.a).
(8) Investment acquired in January 2013 (Note 35.d).

(9) The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain its activities, according to article 173 of Law 6.404/1976 and under the AGE of the company, held on January 4, 2013 (Note 35.d).

(10) Banco Santander has increased the capital of MS Participações of R$40,000 in February 2013 and R$14,685 in May 2013 through the issue of new shares.
(11) On April 30, 2013, Webmotors S.A. was partially spun off to form a new company called Webcasas S.A. (Note 35.d).

(12) On June 28, 2013 were approved the capital increase of Webmotors S.A. in the amount of R$180,000, through the issue of 156,935,435 thousand shares representing 30% of all shares, which were subscribed and paid by the Carsales.com Investments PTY LTD. (Carsales) (Note 35.d). Although participation exceeds 50%, in accordance with the shareholders' agreement, Banco Santander and Carsales now joint control.

(13) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s capital, the Company's purpose is to participate as a holder of 100% of subsidiaries capital : Central Eólica Angelical S.A., Central Eólica Caititu S.A., Central Eólica Coqueirinho S.A., Central Eólica Corrupião S.A., Central Eólica Inhambu S.A., Central Eólica Tamanduá Mirim S.A. and Central Eólica Teiu S.A.

(14) On May 30, 2013, Banco Santander published a Fact to inform the market about the sale of all shares issued by Santander Brasil Asset (Note 35.c).

15. Fixed Assets

				Bank
			06/30/2013	06/30/2012
	Cost	Depreciation	Net	Net
Real Estate	2,045,600	(451,738)	1,593,862	1,682,629
Land (1)	679,467	-	679,467	707,427
Buildings (1)	1,366,133	(451,738)	914,395	975,202
Others Fixed Assets	8,386,087	(4,228,490)	4,157,597	3,324,763
Installations, Furniture and Equipment (1)	1,976,618	(810,723)	1,165,895	993,878
Data Processing Equipment	2,118,536	(1,678,784)	439,752	481,620
Leasehold Improvements	2,546,935	(1,208,976)	1,337,959	1,182,492
Security and Communication Equipment	510,983	(301,333)	209,650	206,002
Others	1,233,015	(228,674)	1,004,341	460,771
Total	10,431,687	(4,680,228)	5,751,459	5,007,392

				Consolidated
			06/30/2013	06/30/2012
	Cost	Depreciation	Net	Net
Real Estate	2,054,144	(455,186)	1,598,958	1,683,265
Land (1)	680,958	-	680,958	708,580
Buildings (1)	1,373,186	(455,186)	918,000	974,685
Others Fixed Assets	8,673,221	(4,386,167)	4,287,054	3,357,435
Installations, Furniture and Equipment (1)	2,052,331	(853,244)	1,199,087	998,028
Data Processing Equipment	2,265,094	(1,761,305)	503,789	482,963
Leasehold Improvements	2,597,206	(1,232,346)	1,364,860	1,207,521
Security and Communication Equipment	515,552	(305,341)	210,211	206,289
Others	1,243,038	(233,931)	1,009,107	462,634
Total	10,727,365	(4,841,353)	5,886,012	5,040,700

(1) In the Bank and Consolidated in 2013, there were sales to the Building Fund of land amounting to R$3,626, buildings of R$5,748 and installations in the amount of R$6,576, totaling R$15,950 (Note 31).

16. Intangibles

				Bank
			06/30/2013	06/30/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,012,090	(15,026,314)	10,985,776	14,622,762
Other Intangible Assets	6,827,644	(3,042,487)	3,785,157	3,948,509
Acquisition and Development of Software	3,773,901	(1,763,873)	2,010,028	2,065,528
Exclusivity Contracts for Provision of Banking Services	2,891,684	(1,253,097)	1,638,587	1,735,527
Others	162,059	(25,517)	136,542	147,454
Total	32,839,734	(18,068,801)	14,770,933	18,571,271

				Consolidated
			06/30/2013	06/30/2012
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,239,908	(15,052,938)	11,186,970	14,755,883
Other Intangible Assets	6,977,923	(3,089,147)	3,888,776	4,018,145
Acquisition and Development of Software	3,912,146	(1,809,001)	2,103,145	2,137,169
Exclusivity Contracts for Provision of Banking Services	2,891,684	(1,253,097)	1,638,587	1,735,527
Others	174,093	(27,049)	147,044	145,449
Total	33,217,831	(18,142,085)	15,075,746	18,774,028

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 10 years. A 10 year period is considered adequate to determine the economic value of a cash-generating unit, assuming continuity in levels of operating activity. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, we did not identify any impairment to goodwill in the tests carried out in 2013 and 2012.

17. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2013	06/30/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,619,955	-	-	-	13,619,955	12,122,202
Savings Deposits	29,293,118	-	-	-	29,293,118	24,762,831
Interbank Deposits	-	2,652,592	22,184,472	744,758	25,581,822	52,191,181
Time Deposits	246,413	15,452,535	12,003,071	52,535,851	80,237,870	82,052,489
Total	43,159,486	18,105,127	34,187,543	53,280,609	148,732,765	171,128,703
Current					95,452,156	107,269,306
Long-term					53,280,609	63,859,397

						Consolidated
					06/30/2013	06/30/2012
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	13,385,356	-	-	-	13,385,356	11,949,002
Savings Deposits	29,293,118	-	-	-	29,293,118	24,762,831
Interbank Deposits	-	728,807	1,478,847	1,396,068	3,603,722	3,056,220
Time Deposits	246,413	15,452,535	11,954,831	52,211,109	79,864,888	82,051,214
Total	42,924,887	16,181,342	13,433,678	53,607,177	126,147,084	121,819,267
Current					72,539,907	75,200,768
Long-term					53,607,177	46,618,499

b) Money Market Funding

						Bank
					06/30/2013	06/30/2012
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		33,778,462	8,719,975	27,844,393	70,342,830	62,340,288
Government Securities		30,394,165	24,072	-	30,418,237	32,644,721
Others		3,384,297	8,695,903	27,844,393	39,924,593	29,695,567
Third Parties		13,647,961	-	-	13,647,961	9,770,446
Linked to Trading Portfolio Operations		9,773,594	1,140,314	-	10,913,908	6,268,380
Total		57,200,017	9,860,289	27,844,393	94,904,699	78,379,114
Current					67,060,306	56,566,772
Long-term					27,844,393	21,812,342

					Consolidated
				06/30/2013	06/30/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	23,261,612	8,302,824	26,636,553	58,200,989	54,625,473
Government Securities	20,646,954	24,072	-	20,671,026	25,793,468
Debt Securities in Issue	2,562,463	7,895,639	25,563,102	36,021,204	28,364,351
Others	52,195	383,113	1,073,451	1,508,759	467,654
Third Parties	9,756,160	-	-	9,756,160	8,751,753
Linked to Trading Portfolio Operations	9,773,594	1,140,314	-	10,913,908	6,268,380
Total	42,791,366	9,443,138	26,636,553	78,871,057	69,645,606
Current				52,234,504	48,459,021
Long-term				26,636,553	21,186,585

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2013	06/30/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	8,163,555	13,323,888	21,528,147	43,015,590	38,076,955
Real Estate Credit Notes - LCI (4)	4,246,996	8,113,695	573,445	12,934,136	9,811,659
Agribusiness Credit Notes - LCA (5)	764,713	749,522	8,097	1,522,332	1,884,500
Treasury Bills (1)	3,151,846	4,460,671	20,946,605	28,559,122	26,380,796
Securities Issued Abroad	1,586,584	4,727,634	12,499,148	18,813,366	11,245,379
Eurobonds	1,422,958	4,486,448	10,628,673	16,538,079	8,978,412
Securitization Notes - MT100 (2)	163,626	241,186	1,870,475	2,275,287	2,266,967
Total	9,750,139	18,051,522	34,027,295	61,828,956	49,322,334
Current				27,801,661	27,367,170
Long-term				34,027,295	21,955,164

					Consolidated
				06/30/2013	06/30/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	28,460	478,669	620,728	1,127,857	1,284,066
Debentures Resources (3)	-	201,434	-	201,434	169,677
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	8,163,555	13,507,196	23,142,526	44,813,277	38,930,624
Real Estate Credit Notes - LCI (4)	4,246,996	8,116,301	574,433	12,937,730	9,816,617
Agribusiness Credit Notes - LCA (5)	764,713	749,522	8,097	1,522,332	1,884,500
Treasury Bills (1)	3,151,846	4,641,373	22,559,996	30,353,215	27,229,507
Securities Issued Abroad	1,586,584	4,727,634	12,499,148	18,813,366	11,245,379
Eurobonds	1,422,958	4,486,448	10,628,673	16,538,079	8,978,412
Securitization Notes - MT100 (2)	163,626	241,186	1,870,475	2,275,287	2,266,967
Total	9,778,599	18,914,933	36,262,402	64,955,934	51,629,746
Current				28,693,532	28,237,546
Long-term				36,262,402	23,392,200

(1)The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2013, have a maturity between 2013 to 2019.

(2) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(3) Debentures issued by the subsidiary MS Participações in three series (November 2011 - R$82,122, March 2012 - R$47,592 and May 2012 - R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

(4) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On June 30, 2013, have maturities between 2013 to 2018.

(5) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed at 85.0% to 100.0% of CDI and June 30, 2013, have maturities between 2013 to 2014.

						Bank/Consolidated
				Interest Rate (p.a)	06/30/2013	06/30/2012
Eurobonds	Issuance	Maturity	Currency		Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,046,220	1,623,292
Eurobonds	March-11	March-14	US$	Libor + 2.1%	2,658,720	2,427,636
Eurobonds	April and November-10	April-15	US$	4.5%	1,883,055	1,711,599
Eurobonds	January and June-11	January-16	US$	4.3%	1,895,197	1,709,518
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,284,705	-
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	743,772	-
Eurobonds (2)	April-12	April-16	CHF	3.3%	354,692	322,511
Eurobonds (2)	June-11	December-14	CHF	3.1%	358,013	325,480
Eurobonds	November-05	November-13	R$	17.1%	167,999	333,182
Others (2)					4,145,706	525,194
Total					16,538,079	8,978,412

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 the October the April 17, 2018 equal 7.0%p.a.

(2) Includes R$2,309,542 (06/30/2012 - R$733,664) in cash flow hedge operations, R$1,284,705 indexed in Reais, R$876,871 indexed on foreign currency - Swiss Franc (06/30/2012 - R$647,991), R$93,768 in Chilean Peso (06/30/2012 - R$85,673) and R$54,198 in Iuan, and R$294,210 for market risk hedge operations indexed to foreign currency - Swiss Franc.

						Bank/Consolidated
					06/30/2013	06/30/2012
Securitization Notes - MT100	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	187,112	248,549
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	889,303	812,002
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	57,111	85,555
2009-2 Series	August-09	September-19	US$	6.3%	106,163	102,820
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	477,375	508,519
2011-1 Series (3)	May-11	March-18	US$	4.2%	224,145	204,488
2011-2 Series (4)	May-11	March-16	US$	Libor (6 Months) + 1.4%	334,078	305,034
Total					2,275,287	2,266,967
(1) Charges payable semiannually.
(2) Notional is payable in 6 semiannual installments from March 2015 (the period of this series was extended by three years in August 2011).
(3) Notional will be paid in 9 semiannual installments from March 2014.
(4) Notional will be paid in 5 semiannual installments from March 2014.

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2013	06/30/2012	06/30/2013	06/30/2012
Time Deposits			2,638,124	3,725,130	2,632,503	3,728,301
Savings Deposits			767,461	758,910	767,461	758,910
Interbank Deposits			858,796	2,395,452	151,647	156,914
Money Market Funding			3,885,271	4,130,852	3,443,200	4,011,772
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest			-	-	44,613	48,892
Others (1)			3,476,826	3,273,880	3,617,347	3,400,819
Total			11,626,478	14,284,224	10,656,771	12,105,608
(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				06/30/2013	06/30/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,170	38,483	49,832	98,485	146,732
Foreign Borrowings	5,747,650	9,739,918	1,367,508	16,855,076	14,496,574
Import and Export Financing Lines	5,003,554	9,535,830	1,309,690	15,849,074	13,404,837
Other Credit Lines	744,096	204,088	57,818	1,006,002	1,091,737
Domestic Onlendings	979,279	1,956,115	6,623,752	9,559,146	9,771,648
Foreign Onlendings	9,750	9,516	9,516	28,782	395,863
Total	6,746,849	11,744,032	8,050,608	26,541,489	24,810,817
Current				18,490,881	17,112,951
Long-term				8,050,608	7,697,866

					Consolidated
				06/30/2013	06/30/2012
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	10,170	38,483	49,832	98,485	146,732
Foreign Borrowings	5,747,650	9,762,518	1,367,508	16,877,676	14,496,574
Import and Export Financing Lines	5,003,554	9,558,430	1,309,690	15,871,674	13,404,837
Other Credit Lines	744,096	204,088	57,818	1,006,002	1,091,737
Domestic Onlendings	979,279	1,956,115	6,623,752	9,559,146	9,771,648
Foreign Onlendings	9,750	9,516	9,516	28,782	395,863
Total	6,746,849	11,766,632	8,050,608	26,564,089	24,810,817
Current				18,513,481	17,112,951
Long-term				8,050,608	7,697,866

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 (06/30/2012 - through 2014) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.4% p.a. to 17.9% p.a. (06/30/2012 - 0.1% p.a. to 11.4% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (06/30/2012 - 1.5% p.a. to 2.1% p.a.), plus exchange rate change falling due through up to 2014 (06/30/2012 - through 2014).

18. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		06/30/2013	06/30/2012	06/30/2013	06/30/2012
Provision for Tax Risks and Legal Obligations (Note 21.b)		10,371,843	8,649,660	12,753,136	10,890,542
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 21.i)		832,241	810,841	999,113	970,131
Deferred Tax Liabilities		1,298,454	2,081,232	2,443,938	3,859,738
Provision for Taxes and contributions on income		-	-	143,695	705,035
Taxes Payable		257,612	320,530	303,302	355,846
Total		12,760,150	11,862,263	16,643,184	16,781,292
Current		895,880	8,259,325	1,885,652	10,861,878
Long-term		11,864,270	3,602,938	14,757,532	5,919,414

Nature and Origin of Deferred Tax Liabilities

						Bank
			12/31/2012	Recognition	Realization	06/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			840,748	8,258	(8,258)	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			693,259	-	(301,532)	391,727
Excess Depreciation of Leased Assets			77,310	-	(11,907)	65,403
Others			576	-	-	576
Total			1,611,893	8,258	(321,697)	1,298,454

						Bank
			12/31/2011	Recognition	Realization	06/30/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)			630,792	209,956	-	840,748
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			646,056	487,800	-	1,133,856
Excess Depreciation of Leased Assets			115,144	-	(10,689)	104,455
Others			11,698	-	(9,525)	2,173
Total			1,403,690	697,756	(20,214)	2,081,232

						Consolidated
			12/31/2012	Recognition	Realization	06/30/2013
Adjustment to Fair Value of Trading Securities and Derivatives (1)			843,611	20,141	(8,258)	855,494
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			1,097,209	3,839	(698,283)	402,765
Excess Depreciation of Leased Assets			1,474,831	42,875	(334,107)	1,183,599
Others			738	1,504	(162)	2,080
Total			3,416,389	68,359	(1,040,810)	2,443,938

						Consolidated
			12/31/2011	Recognition	Realization	06/30/2012
Adjustment to Fair Value of Trading Securities and Derivatives (1)			631,132	210,095	(314)	840,913
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)			657,036	502,205	(48)	1,159,193
Excess Depreciation of Leased Assets			2,172,560	66,611	(381,720)	1,857,451
Others			11,711	-	(9,530)	2,181
Total			3,472,439	778,911	(391,612)	3,859,738
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

19. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II Regulatory Minimum Capital for calculating operating limits.

						Bank/Consolidated
					06/30/2013	06/30/2012
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500 Million	105.0% CDI	3,159,106	2,936,480
Subordinated Deposit Certificates	October-06	September-16	R$850 Million	104.5% CDI	1,708,799	1,588,931
Subordinated Deposit Certificates	July-07	July-14	R$885 Million	104.5% CDI	1,609,568	1,496,660
Subordinated Deposit Certificates	July-06 to October-06	July-16 to July-18	R$447 Million	104.5% CDI	927,605	862,536
Subordinated Deposit Certificates	August-07	August-13	R$300 Million	100.0% CDI + 0.4%	543,985	505,262
Subordinated Deposit Certificates	January-07	January-14	R$250 Million	104.5% CDI	486,026	451,932
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$283 Million	CDI (2)	96,782	444,004
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$268 Million	IPCA (3)	345,941	461,421
Subordinated Deposit Certificates	November-08	November-14	R$100 Million	120.5% CDI	167,819	154,319
Subordinated Deposit Certificates	April-08	April-13	R$600 Million	100% CDI + 1,3%	-	969,163

						Bank/Consolidated
					06/30/2013	06/30/2012
	Issuance	Maturity (1)	Amount	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	April-08	April-13	R$555 Million	100% CDI + 1.0%	-	892,298
Subordinated Deposit Certificates	January-07	January-13	R$300 Million	104.0% CDI	-	540,923
Subordinated Deposit Certificates	February-08	February-13	R$85 Million	IPCA +7.9%	-	149,677
Total					9,045,631	11,453,606
Current					1,030,011	3,068,186
Long Term					8,015,620	8,385,420
(1) Subordinated Deposit Certificates issued with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 102% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the extended IPCA plus interest of 8.3% p.a. to 8.7% p.a.

20. Other Payables - Other

				Bank		Consolidated
				06/30/2012		06/30/2012
			06/30/2013	Adjusted	06/30/2013	Adjusted
Provision Technical for Capitalization Operations			-	-	1,620,399	1,647,724
Payables for Credit Cards			11,361,851	10,789,684	11,361,867	10,789,684
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 21.b)			3,411,858	4,126,495	3,619,915	4,328,111
Employee Benefit Plans (Note 33) (1) (2)			2,984,631	5,328,932	3,074,554	5,347,312
Payables for Acquisition of Assets and Rights (3)			358,595	339,251	358,595	339,251
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 21.i)			9,178	22,027	9,178	22,027
Accrued Liabilities
Personnel Expenses			1,180,011	1,127,230	1,259,917	1,193,144
Administrative Expenses			151,687	183,353	206,036	226,855
Others Payments			174,725	162,275	264,197	199,515
Creditors for Unreleased Funds			734,415	444,936	734,415	444,936
Provision of Payment Services			162,118	127,930	162,118	127,930
Agreements with Official Institutions			87,384	91,081	87,384	91,081
Suppliers			191,391	171,887	534,951	205,215
Others			2,222,705	2,015,510	2,660,717	2,401,970
Total			23,030,549	24,930,591	25,954,243	27,364,755
Current			18,380,319	17,032,667	20,892,254	19,142,941
Long-term			4,650,230	7,897,924	5,061,989	8,221,814
(1) Includes adjustments of plan benefits to employees (adoption new version of CPC 33), as mentioned in Note 3.l.

(2) The reduction in the value June 30, 2013 compared to the same period last year, was due to the increase in the discount rate applied to the update of the benefit plans and the plans' assets most significant and sponsored by Banco Santander (Banesprev II, V, Pré-75 e Cabesp).

(3) Refers basically to export note loan operations in the amount of R$339,607 (06/30/2012 - R$276,918).

21. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2013 and 2012 no contingent assets were accounted. (Note 3.n).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			06/30/2013	06/30/2012	06/30/2013	06/30/2012
Reserve for Tax Contingencies and Legal Obligations (Note 18)			10,371,843	8,649,660	12,753,136	10,890,542
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 20)			3,411,858	4,126,495	3,619,915	4,328,111
Labor			1,916,044	2,648,155	1,983,638	2,720,535
Civil			1,495,814	1,478,340	1,636,277	1,607,576
Total			13,783,701	12,776,155	16,373,051	15,218,653

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			06/30/2013			06/30/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	9,636,920	2,538,878	1,480,652	7,766,647	3,261,334	1,365,778
Recognition Net of Reversal (1)	499,729	38,468	270,973	597,806	449,422	229,089
Inflation Adjustment	281,733	99,561	60,467	309,567	121,362	57,982
Write-offs Due to Payment (2)	(46,539)	(760,863)	(316,278)	(11,496)	(1,179,090)	(179,382)
Others	-	-	-	(12,864)	(4,873)	4,873
Balance at End of the Period	10,371,843	1,916,044	1,495,814	8,649,660	2,648,155	1,478,340
Escrow Deposits - Other Receivables	883,532	624,777	104,905	823,746	789,326	125,694
Escrow Deposits - Securities	27,948	42,001	4,347	23,319	56,278	5,202
Total Escrow Deposits (3)	911,480	666,778	109,252	847,065	845,604	130,896

						Consolidated
			01/01 to			01/01 to
			06/30/2013			06/30/2012
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of the Period	11,781,786	2,612,378	1,617,552	9,742,170	3,337,704	1,468,490
Recognition Net of Reversal (1)	683,005	59,210	344,708	784,114	501,406	298,575
Inflation Adjustment	337,224	103,371	67,092	389,136	125,652	64,502
Write-offs Due to Payment (2)	(48,721)	(790,895)	(393,075)	(12,014)	(1,239,354)	(228,864)
Change in Scope of Consolidation (4)	(158)	(426)	-	-	-	-
Others	-	-	-	(12,864)	(4,873)	4,873
Balance at End of the Period	12,753,136	1,983,638	1,636,277	10,890,542	2,720,535	1,607,576
Escrow Deposits - Other Receivables	2,028,430	640,708	114,864	1,667,816	815,487	154,484
Escrow Deposits - Securities	28,890	42,001	4,347	30,038	56,278	5,202
Total Escrow Deposits (3)	2,057,320	682,709	119,211	1,697,854	871,765	159,686

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2012, includes payments for labor, regarding the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Parallel to this, Banco Santander has acted strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

(3) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and / or remote and appeal deposits.

(4) Change in shareholding company Webmotors S.A., as corporate restructuring (Note 35.d).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Banco Santander has the policy to accrue the full amount of stock whose valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$8,500,489 Bank and R$9,544,096 Consolidated (06/30/2012 - R$6,921,165 Bank and R$7,703,974 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9.718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court (STF) decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$460,713 Bank and R$1,245,141 Consolidated (06/30/2012 - R$436,414 in the Bank and R$1,134,919 in the Consolidated): the Banco Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11.727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11.727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,545 Bank and R$51,804 Consolidated (06/30/2012 - R$3,484 Bank and R$58,210 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$474,644 Bank and R$495,089 Consolidated (06/30/2012 - R$385,254 Bank and R$664,619 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$327,710 Bank and R$347,608 Consolidated (06/30/2012 - R$300,399 Bank and R$317,177 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Provisions for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision not handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of 5 years is likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence, that not handed down on the lawsuits yet. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss included legal obligation, totaling R$9.3 billion, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF), however this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of June 30, 2013 amounts related to these claims are approximately R$593 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees -The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group.

The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2003 to 2006 are ongoing and as of June 30, 2013 amounts related to this period are approximately R$143 million.

Credit Losses - The Banco Santander and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of June 30, 2013 the amount related to this challenge is approximately R$576 million.

CSLL - Anteriority - Lawsuit regarding the difference from CSLL tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

INSS on Profits or Results (PLR) - The Bank and the subsidiaries are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2013 amounts related to these proceedings totaled approximately R$1,025 million.

IRPJ and CSLL - Capital gain - The Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A e Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Bank Santander is responsible for any adverse outcome in this process as Controlling Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On June, 30, 2013, the value was approximately R$227 million.

The labor claims with classification of possible loss totaled R$0.5 billion, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired an May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$0.7 billion.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts R$832,241, R$5,663 and R$3,515 (06/30/2012 - R$810,841, R$13,699 and R$8,328) in the Bank and R$999,113, R$5,663 and R$3,515 (06/30/2012 - R$970,131, R$13,699 and R$8,328) in the Consolidated ,respectively, recorded in other liabilities - tax and social security contributions (Note 18) and other liabilities - others (Note 20) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

22. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			06/30/2013			06/30/2012
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	19,030,307	18,705,661	37,735,968	17,082,873	16,935,266	34,018,139
Foreign Residents	193,811,425	167,496,724	361,308,149	195,758,859	169,267,119	365,025,978
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury Shares	(547,779)	(497,981)	(1,045,760)	(558,316)	(507,560)	(1,065,876)
Total Outstanding	212,293,953	185,704,404	397,998,357	212,283,416	185,694,825	397,978,241

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						06/30/2013
		In Thousands		Brazilian Reais per Thousand Shares/Units
		of Brazilian Reais		Common	Preferred	Units
Interest on Capital (1) (3)			300,000	0.7200	0.7921	79.2055
Intermediate Dividends (2) (4)			650,000	1.5603	1.7163	171.6337
Total Accumulated as of June 30, 2013			950,000
(1) Established by the Board of Directors in March 2013, common shares - R$0.6120, preferred shares - R$0.6732 and Units - R$67.3247, net of taxes.
(2) Established by the Board of Directors in June 2013.

(3) The amount of interest on capital will be allocated to the mandatory dividend and the amount of interim dividends will be allocated to the supplementary dividend for the year 2013 and both will be paid as of August 29, 2013, without monetary compensation.

(4) The amount of interim dividends will be fully attributed to complementary dividends, referring to the year 2013 and will be paid out as of August 29, 2013, without any monetary compensation.

				06/30/2012
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Interim Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on Capital (3) (4)	170,000	0.4081	0.4489	44.8927
Total Accumulated as of June 30, 2012	1,470,000
(1) Established by the Board of Directors in March 2012, common shares - R$0.8160, preferred shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June 2012.
(3) Established by the Board of Directors in June 2012, common shares - R$0.3469, preferred shares - R$0.3816 and Units - R$38.1589, net of taxes.

(4) The amount of interim dividends and interest on capital were allocated entirely to the mandatory distribution of income for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

(5) The amount of interim dividends were attributed entirely to the supplementary dividend for the year 2012 and were paid on August 29, 2012, without any monetary compensation.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on August 24, 2012, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) or American Depositary Receipts (ADRs) issued by the Bank (Repurchase Program) approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the National Monetary Council No. 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2013 they acquired 1,512,000 Units and 1,895,702 Units paid by way of Bonus Incentive Plan and the Long Term - Local. The accumulated balance of treasury shares on June 30, 2013 is 8,226,716 Units (06/30/2012 - 8,418,300 Units), amounting to R$126,394 (06/30/2012 - R$131,740). The minimum, weighted average and maximum cost per Unit is, respectively, R$13.37, R$15.35 and R$18.52. In 2011 ware acquired and held in treasury 1,732,900 ADRs, in the amount R$39,238 (06/30/2012 - R$35,798). The minimum cost, weighted average and maximum price per ADR is US$10.21. The market value of these shares on June 30, 2013 was R$13.55 per Unit and US$6.14 per ADR.

Additionally, in the first half of 2013, treasury shares were traded, refer to the services of a (market maker) that resulted in a loss of R$676 (June 30, 2012 - loss of R$51) recorded directly in stockholders'equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized of R$4,126 (06/30/2012 - R$17,323). On the first half of 2013, were realized results amounting of R$341,954, represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing recorded previously as unrealized results (2012 - R$12,368).

23. Operational Ratios

Financial institutions are required to maintain Regulatory Capital consistent with their risk activities, higher to the minimum of 11% of Required Capital represented by the sum of all credit risk, market risk and operational risk. In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. These rules will be repealed by Resolution 4.192/2013 which will take effect from 1st October 2013. This resolution states that the composition of the Reference Assets is done through equity, subordinated debt, hybrid capital instruments. Index is calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	06/30/2013	06/30/2012
Tier I Regulatory Capital	64,536,508	64,876,391
Tier II Regulatory Capital	3,945,342	6,507,138
Regulatory Capital (Tier I and II)	68,481,850	71,383,529
Required Regulatory Capital	35,001,582	35,877,747
Portion of Credit Risk (2)	31,520,133	31,302,319
Market Risk Portions (3)	1,752,212	2,727,346
Operational Risk Portion	1,729,237	1,848,082
Basel II Ratio (4)	21.5	21.9
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).

(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3.644 of March 4, 2013, which revoked Bacen Circular 3.563/2011. The main changes were in line of real estate loans, with the change in weight depending of the amount financed (LTV), payroll loans with change in aggregate weight of 300% to 150% and the segregated weight of 75% for large companies and other wallets with change of billing.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 18.7% (06/30/2012 - 18.2%).

Banco Santander, quarterly disclose information relating to risk management and Required Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On June 30, 2013 and 2012, Banco Santander classifies for said index.

24. Related Parties

a) Key Management Personnel Compensation

The Meeting of the Board of Directors of the Bank held on February 27, 2013, approved a favorable recommendation of the Compensation Committee and Nominating the proposed overall management compensation (Board of Directors and Executive Board) for the year 2013 in the amount of R$300,000, covering the fixed, variable and equity-based and other benefits. The proposed is subject of deliberation at the General Meeting (AGO) to be held on April 29, 2013.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 33.e).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2013	06/30/2012
Fixed Compensation	22,102	23,091
Variable Compensation	54,912	68,848
Others	6,040	6,200
Total Short-Term Benefits	83,054	98,139
Shares Based Payments (1)	14,411	22,166
Total Long-Term Benefits	14,411	22,166
Total (2)	97,465	120,305
(1) On May 02, 2013, the Bank launched a new plan for shares based compensation for executives (SOP 2013) in line with the National Monetary Council Resolution 3.921/2010.(Note 33.e).

(2) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the first half of 2013 were paid to the Directors of Santander Brasil Asset the amount of R$2,115 (2012 - R$2,078) excluding charges.

Additionally, in the first half of 2013, charges were collected on management compensation in the amount of R$19,912 (2012 - R$18,573).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	06/30/2013
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
Grupo Empresarial Santander, S.L. (GES) (1)	61,606,700	29.0%	51,386,053	27.7%	112,992,753	28.4%
Sterrebeeck B.V.(1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Santander Insurance Holding, S.L. (SIH) (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	171,548	0.1%	157,035	0.1%	328,583	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	50,781,958	23.9%	47,668,986	25.6%	98,450,944	24.7%
Total	212,293,953	100.0%	185,704,404	100.0%	397,998,357	100.0%

	06/30/2012
	Common Shares		Preferred Shares		Total
Stockholders'	Quantity	(%)	Quantity	(%)	Quantity	(%)
	(In Thousand of Shares, Except Percentages)
GES(1)	62,040,912	29.2%	51,780,792	27.9%	113,821,704	28.6%
Sterrebeeck B.V. (1)	99,527,083	46.9%	86,492,330	46.6%	186,019,413	46.7%
Banco Santander, S.A. (1)	541,249	0.3%	492,044	0.3%	1,033,293	0.3%
SIH (1)	206,664	0.1%	-	0.0%	206,664	0.1%
Employees	188,827	0.1%	172,916	0.1%	361,743	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	49,778,681	23.4%	46,756,743	25.1%	96,535,424	24.2%
Total	212,283,416	100.0%	185,694,825	100.0%	397,978,241	100.0%
(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) According to Incorporate Strategic Partner in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of Convertible Bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float. On June 30, 2013, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

d.2) Banco Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Banco Santander Spain informed to Banco Santander that, in fulfillment of CVM Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was a result of the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2011, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Banco Santander Spain in October, 2010, on maturity and as provided in such bonds.

d.3) Extension of Time to Reach the Minimum Percentage of Outstanding Shares (Free Float) of 25%

On October 9, 2012, Banco Santander informed the market, that the BM&FBovespa, had granted its request, and that of its controlling shareholders, to extend the time the, needed to achieve a minimum free float of 25% to October 7, 2013, extendable for a further year under certain conditions.

As reported by the controlling shareholder, the Bank intends to achieve the difference between the current percentage and percentage of outstanding shares and the required minimum, through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of ADRs) and/or through issuance of new shares.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Cash	95,599	180,708	-	-
Banco Santander Espanha (3)	94,956	180,202	-	-
Banco Santander México (5)	643	506	-	-
Interbank Investments	40,036,838	48,362,229	1,373,763	2,106,852
Aymoré CFI (4)	30,800,881	43,135,090	1,342,481	2,071,248
Banco Santander Espanha (1) (3)	8,336,449	4,515,606	7,937	2,812
CFI RCI Brasil (6)	899,508	711,533	23,345	32,635
Others	-	-	-	157
Securities	37,000,730	34,513,049	1,233,534	1,517,067
Santander Leasing (4)	37,000,730	34,513,049	1,233,534	1,517,067
Derivatives Financial Instruments - Net	(248,926)	(528,509)	357,649	(172,664)
Santander Benelux, S.A., N.V. (Santander Benelux) (5)	(115,244)	(323,190)	228,215	121,348
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (5)	(193,641)	(181,664)	10,378	(270,743)
Abbey National Treasury Services Plc (Abbey National Treasury) (5)	(19,975)	(54,316)	44,723	(19,294)
Banco Santander Espanha (3)	28,406	28,075	243	(4,408)
Santander FI Amazonas (4)	(35,563)	-	(10,900)	-
Santander FI Diamantina (4)	86,608	-	85,014	-
Others	483	2,586	(24)	433
Credit Operations	458,849	615,763	1,220	705
Cibrasec (4)	458,849	615,763	1,220	705

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Dividends and Bonuses Receivables	-	7,976	172,978	48,377
Santander Brasil Asset (4)	-	-	-	5,420
Banco Bandepe (4)	-	-	59,800	35,000
Santander Leasing (4)	-	-	106,468	-
CFI RCI Brasil (6)	-	7,976	-	-
CRV DTVM (4)	-	-	610	647
Santander CCVM (4)	-	-	6,100	7,310
Trading Account	177,216	342,454	2,490	163
Santander Benelux (5)	5,761	325,551	140	163
Banco Santander Espanha (3)	171,455	16,903	2,350	-
Foreign Exchange Portfolio - Net	(201,610)	122,893	(81,336)	123,072
Banco Santander Espanha (3)	(201,610)	122,893	(81,336)	123,072
Receivables from Affiliates	404,862	460,849	339,043	292,247
Zurich Santander Brasil Seguros e Previdência S.A. (7)	303,115	417,541	3,037	25
Santander Capitalização (4)	15,367	14,246	102,078	92,487
Zurich Santander Brasil Seguros S.A. (7)	72,407	26,260	-	-
Aymoré CFI (4)	-	100	152,584	127,326
Santander Leasing (4)	-	-	23,420	34,072
Santander CCVM (4)	-	-	22,266	11,107
Webmotors S.A. (4)	-	-	6,275	-
Others	13,973	2,702	29,383	27,230
Other Receivables - Other	186,014	118,816	16,779	4,361
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign) (4)	175,969	85,715	-	-
Banco Santander Espanha (3)	457	8,958	-	652
CFI RCI Brasil (6)	-	-	1,267	1,718
Santander Capitalização (4)	1,577	1,008	3,343	1,632
Santander Paraty (4)	7,890	-	10,023	-
Aymoré CFI (4)	-	-	828	305
Others	121	23,135	1,318	54
Deposits	(25,789,548)	(53,698,201)	(855,117)	(2,380,536)
Santander Leasing (4)	(19,847,986)	(33,218,209)	(730,445)	(1,629,616)
Banco Santander Espanha (3)	(1,441)	(1,633,722)	-	(16,682)
Aymoré CFI (4)	(4,357,854)	(17,631,394)	(74,202)	(684,412)
Banco Bandepe (4)	(652,081)	(699,856)	(29,296)	(36,853)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(49,294)	-	-	-
Sancap (5)	(153,885)	-	(3,669)	-
Webmotors S.A. (4)	(106,058)	(459)	(476)	(8)
Santander Brasil Asset (4)	(108,491)	(124,530)	(3,564)	(5,724)
Fundo de Investimento Santillana (5)	(247,187)	(230,166)	(8,333)	(5,005)
Others	(265,271)	(159,865)	(5,132)	(2,236)
Repurchase Commitments	(16,068,145)	(8,810,414)	(443,110)	(124,847)
Fundo de Investimento Santillana (5)	-	-	-	(1,922)
Santander Brasil Advisory (4)	(11,600)	(16,755)	(394)	(1,389)
Santander Getnet (4)	(7,220)	-	(556)	-
Webmotors S.A. (4)	(21,180)	(50,243)	(925)	(2,146)
Santander Brasil Consórcio (4)	(68,377)	(186,031)	(3,061)	(7,840)
Isban Brasil S.A. (5)	(32,685)	(47,667)	(355)	(2,494)
Produban Informática S.A. (5)	(1,614)	(28,868)	(174)	(1,320)
Santander FI Amazonas (4)	(86,679)	-	(235)	-
Santander FI Financial (4)	(6,583,671)	(6,651,765)	(222,695)	(36,603)
Santander Leasing (4)	(8,826,645)	(999,999)	(195,108)	(45,302)
Bandepe (4)	(88,109)	(57,610)	(4,816)	(3,098)
Webcasas S.A. (4)	(22,460)	-	(388)	-
Santander CCVM (4)	(112,949)	(160,572)	(5,158)	(6,862)

			Bank
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Santander Participações (4)	(70,101)	(537,336)	(5,885)	(11,203)
Santander FI SBAC (4)	(127,870)	-	(2,581)	-
Others	(6,985)	(73,568)	(779)	(4,668)
Borrowings and Onlendings	(140,071)	(608,300)	(5,496)	(5,037)
Banco Santander Espanha (2) (3)	(136,288)	(578,864)	(5,381)	(4,876)
Banco Santander S.A. (Uruguay) (5)	(3,783)	-	-	-
Santander Brasil EFC (4)	-	-	(115)	-
Others	-	(29,436)	-	(161)
Dividends and Bonuses Payables	(608,249)	(1,047,435)	-	-
Sterrebeeck B.V. (3)	(422,888)	(646,984)	-	-
GES (5)	(184,912)	(395,498)	-	-
SIH (5)	(449)	(4,953)	-	-
Payables from Affiliates	(49,324)	(5,037)	(164,220)	(147,124)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (5)	-	-	(3,164)	(2,659)
Isban Brasil S.A. (5)	(21,059)	-	(45,616)	(44,011)
Produban Informática S.A. (5)	(13,063)	-	(73,418)	(70,005)
Microcrédito (4)	(3,023)	(2,893)	(17,009)	(15,930)
Banco Santander Espanha (3)	(606)	(1,960)	(296)	-
Aquanima Brasil Ltda.	-	-	-	(10,750)
Santander Getnet (4)	(11,429)	-	(16,700)	-
Others	(144)	(184)	(8,017)	(3,769)
Donations	-	-	(11,003)	(8,648)
Santander Cultural	-	-	(1,405)	-
Fundação Sudameris	-	-	(6,000)	(5,000)
Fundação Santander	-	-	(1,367)	(3,000)
Instituto Escola Brasil	-	-	(2,231)	(648)
Debts from Operations to Capitalization	-	-	-	(351)
Santander Capitalização (4)	-	-	-	(351)
Other Payables - Other	(2,864,220)	(2,276,166)	(144,700)	(84,627)
Banco Santander Espanha (3)	(1,784)	(3,713)	(31,294)	(29,146)
Brazil Foreign (4)	(2,275,287)	(2,266,967)	(29,447)	(31,176)
Santander Brasil Gestão de Recursos Ltda. (10)	(587,000)	-	-	-
TecBan (5)	-	-	(54,309)	-
Ingenieria de Software Bancário, S.L. (Ingeniería) (5)	-	-	(17,272)	(12,969)
Produban Servicios (5)	-	-	(9,652)	(7,969)
Santander Getnet (4)	-	(5,486)	-	-
Others	(149)	-	(2,726)	(3,367)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Cash	96,485	187,695	-	-
Banco Santander Espanha (3)	95,842	187,189	-	-
Banco Santander Totta, S.A. (5)	643	506	-	-
Interbank Investments	9,833,323	6,184,266	8,384	6,224
Banco Santander Espanha (3) (9)	9,833,323	6,184,266	8,384	6,224
Derivatives Financial Instruments - Net	(283,548)	(529,960)	280,988	(176,068)
Santander Benelux (5)	(115,244)	(323,190)	228,215	121,348
Fundo de Investimento Santillana (5)	(193,641)	(181,664)	10,378	(270,743)
Abbey National Treasury (5)	(19,975)	(54,316)	44,723	(19,294)
Banco Santander Espanha (3)	45,312	29,210	(2,328)	(7,379)

				Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Trading Account	177,216	342,454	4,783	163
Banco Santander Espanha (3)	171,455	16,903	4,783	-
Santander Benelux (5)	5,761	325,551	-	163
Foreign Exchange Portfolio - Net	(201,610)	122,893	(81,336)	123,072
Banco Santander Espanha (3)	(201,610)	122,893	(81,336)	123,072
Receivables from Affiliates	377,322	444,290	41,251	40,648
Zurich Santander Brasil Seguros e Previdência S.A. (7)	304,903	417,982	25,736	26,446
Zurich Santander Brasil Seguros S.A. (7)	72,407	26,259	14,974	13,009
Others	12	49	541	1,193
Other Receivables - Other	616	48,366	48,076	44,922
Banco Santander Espanha (3)	457	9,018	-	652
Zurich Santander Brasil Seguros e Previdência S.A. (7)	98	16,305	48,003	44,216
Abbey National Treasury (5)	-	23,043	-	-
Others	61	-	73	54
Deposits	(360,077)	(1,937,409)	(10,844)	(22,566)
Banco Santander Espanha (3)	(1,441)	(1,633,722)	-	(16,682)
Zurich Santander Brasil Seguros S.A. (7)	(11,162)	(206)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(49,294)	(34,462)	-	-
Isban Brasil S.A. (5)	(17,704)	(25,380)	(1,250)	(546)
Fundo de Investimento Santillana (5)	(247,187)	(230,166)	(8,333)	(5,005)
Others	(33,289)	(13,473)	(1,261)	(333)
Repurchase Commitments	(34,522)	(76,908)	(533)	(5,767)
Fundo de Investimento Santillana (5)	-	-	-	(1,922)
Produban Informática S.A. (5)	(1,614)	(28,868)	(174)	(1,320)
Isban Brasil S.A. (5)	(32,685)	(47,667)	(355)	(2,494)
Others	(223)	(373)	(4)	(31)
Borrowings and Onlendings	(162,728)	(608,300)	(5,381)	(5,037)
Banco Santander Espanha (2) (3)	(158,945)	(578,864)	(5,381)	(4,876)
Others	(3,783)	(29,436)	-	(161)
Dividends and Bonuses Payables	(608,249)	(1,047,435)	-	-
Sterrebeeck B.V. (3)	(422,888)	(646,984)	-	-
GES (5)	(184,912)	(395,498)	-	-
Others	(449)	(4,953)	-	-
Payables from Affiliates	(40,032)	(2,655)	(126,102)	(120,015)
Banco Santander Espanha (3)	(631)	(2,051)	(413)	-
Produban Servicios (5)	-	-	(3,164)	(2,659)
Isban Brasil S.A. (5)	(26,270)	-	(45,616)	(44,011)
Produban Informática S.A. (5)	(13,063)	-	(62,870)	(70,005)
Others	(68)	(604)	(14,039)	(3,340)
Donations	-	-	(13,428)	(11,248)
Santander Cultural	-	-	(3,830)	(2,600)
Fundação Sudameris	-	-	(6,000)	(5,000)
Fundação Santander	-	-	(1,367)	(3,000)
Instituto Escola Brasil	-	-	(2,231)	(648)
Other Payables - Other	(606,657)	(53,971)	(116,128)	(68,059)
Banco Santander Espanha (3)	(4,746)	(3,713)	(31,294)	(29,146)
Ingeniería (5)	-	-	(17,903)	(12,969)
Santander Brasil Gestão de Recursos Ltda. (10)	(587,000)	-	-	-
TecBan (5)	-	-	(54,309)	-
Produban Servicios (5)	-	-	(9,866)	(7,969)
Zurich Santander Brasil Seguros e Previdência S.A. (7)	(13,753)	(48,875)	-	(14,164)
Zurich Santander Brasil Seguros S.A. (7)	(994)	(1,383)	(30)	(444)
Others	(164)	-	(2,726)	(3,367)

'(1) On June 30, 2013, refers to investments in foreign currency (overnight) with maturity on July 1, 2013 and interest rates of 0.17% p.a. maintained by the Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) On June 30, 2013, refers to investments in foreign currency (overnight) with maturity on July 1, 2013 and interest rates of 0.17% p.a. and 0.8% p.a. maintained by the Bank's Grand Cayman Branch and subsidiary Santander Brasil EFC, near the branch of Banco Santander Spain (New York).

(3) Controller.
(4) Controlled.
(5) Controlled by Banco Santander Spain.
(6) Jointly Controlled - Banco Santander.
(7) Jointly Controlled - Banco Santander Spain.
(8) Jointly Controlled - Santander Serviços.

(9) On June 30, 2013, refers to investments in foreign currency (overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) with maturity on july 1, 2013 and interest rates of 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain with maturity on July 1, 2013 and interest rates of 0.8% p.a.

(10) Refers to advances received from Santander Brasil Gestão de Recursos Ltda., Indirectly controlled by Banco Santander Spain, in the context of the transaction described in Note 35.c.

25. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Asset Management	487,776	544,229	589,981	650,343
Checking Account Services	822,119	786,730	868,437	783,078
Lending Operations	272,926	290,916	423,754	532,427
Insurance Fees	926,058	793,590	915,930	790,654
Credit Cards (Debit and Credit) and Acquiring Services	1,574,416	1,236,419	1,743,965	1,314,866
Collection	384,332	351,680	384,332	351,680
Brokerage, Custody and Placement of Securities	177,608	104,360	257,290	174,935
Others	187,483	149,150	274,314	245,165
Total	4,832,718	4,257,074	5,458,003	4,843,148

26. Personnel Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	06/30/2012	01/01 to	06/30/2012
	06/30/2013	Adjusted	06/30/2013	Adjusted
Compensation	1,641,188	1,664,464	1,740,150	1,763,801
Charges	618,625	629,441	649,575	665,397
Benefits	536,945	519,013	567,024	548,286
Training	47,905	54,010	49,276	54,328
Others	7,552	7,876	7,767	8,193
Total	2,852,215	2,874,804	3,013,792	3,040,005

27. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Depreciation and Amortization (1)	2,724,440	2,607,151	2,740,937	2,615,520
Outsourced and Specialized Services	927,305	923,114	1,100,255	1,020,024
Communications	298,474	295,076	309,372	301,421
Data Processing	620,254	604,337	630,371	609,579
Advertising, Promotions and Publicity	144,225	171,046	175,322	198,296
Rentals	351,954	297,350	358,713	298,810
Transportation and Travel	86,856	81,838	102,582	98,139
Financial System Services	145,818	119,673	161,185	129,421
Security and Money Transport	272,646	274,727	279,335	274,783
Asset Maintenance and Upkeep	90,333	94,000	95,428	94,719
Water, Electricity and Gas	82,244	89,812	82,510	89,933
Materials	48,754	56,104	49,939	57,022
Others	125,237	117,577	127,654	114,439
Total	5,918,540	5,731,805	6,213,603	5,902,106

(1) In the Bank and Consolidate, includes goodwill amortization of R$1,818,492 (2012 - R$1,818,492), held on time, length and proportion of the projected results which are subject to annual verification (Note 16).

28. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Cofins (Contribution for Social Security Financing)	590,678	662,399	750,561	779,060
ISS (Tax on Services)	169,398	155,484	201,019	190,725
PIS/Pasep (Tax on Revenue)	95,985	107,640	123,089	127,103
Others (1)	287,401	318,806	319,397	367,499
Total	1,143,462	1,244,329	1,394,066	1,464,387
(1) Includes updates provisions for PIS and Cofins Law 9.718/1998.

29. Other Operating Income

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	06/30/2012	01/01 to	06/30/2012
	06/30/2013	Adjusted	06/30/2013	Adjusted
Net Income Capitalization	-	-	139,728	164,879
Monetary Adjustment of Escrow Deposits	129,511	143,036	169,949	185,590
Recovery of Charges and Expenses	331,935	310,920	233,017	210,745
Reversal of Operating Provisions	131,911	220,326	157,369	228,527
Monetary Variation	137,910	137,863	137,338	137,891
Result on Impairment of Assets	-	234	-	234
Others	244,881	129,314	315,925	163,467
Total	976,148	941,693	1,153,326	1,091,333

30. Other Operating Expenses

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	06/30/2012	01/01 to	06/30/2012
	06/30/2013	Adjusted	06/30/2013	Adjusted
Operating Provisions
Tax (Note 21.c)	67,441	92,171	102,133	129,978
Labor (Note 21.c)	38,468	449,422	59,210	501,415
Civil (Note 21.c)	270,973	229,089	344,708	298,581
Others	190,441	234,451	277,304	271,909
Credit Cards	855,916	678,412	942,732	730,689
Actuarial Losses - Pension Plan (Note 33.a)	177,992	100,687	178,020	100,687
Monetary Losses	49,291	19,295	49,347	19,364
Result on Impairment of Assets (1)	95,949	-	95,949	-
Legal Fees and Costs	55,486	51,720	61,344	57,207
Serasa and SPC (Credit Reporting Agency)	39,982	30,939	44,490	35,634
Brokerage Fees	28,783	24,977	28,792	25,027
Commissions	45,858	41,579	61,644	56,213
Others	402,522	507,550	486,609	572,495
Total	2,319,102	2,460,292	2,732,282	2,799,199

(1) In the Bank and Consolidated in 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,275 and assets in the acquisition and development of software in the amount of R$31,929. The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

31. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Result of Investments	-	13,454	(163)	23,296
Result on Sale of Other Assets (1)	117,851	1,295	119,629	2,410
Reversal (Recognition) of Allowance for Losses on Other Assets	90,756	10,070	90,817	10,581
Expense on Assets Not in Use	(4,261)	(6,182)	(5,654)	(6,960)
Gains (Losses) of Capital (2)	(2,858)	6,165	116,762	6,832
Other Income (Expenses) (3)	(122,934)	(7,774)	(122,091)	(1,050)
Total	78,554	17,028	199,300	35,109

(1) In the Bank and Consolidated in 2013 includes R$121,391 related to the gain on sale of real estate to the Real Estate Fund Santander Agencies. This fund has administration and management by third parties.

(2) Consolidated in 2013 includes R$119,961 related to the gain variation in percentage of shareholding in Webmotors S.A. due to the entry of Carsales in their capital (Note 35.d).
(3) In the Bank and Consolidated in 2013 includes R$139,215 related to the recognition of a provision to cover restructuring costs and labor indemnity.

32. Income Tax and Social Contribution

		Bank		Consolidated
		01/01 to		01/01 to
	01/01 to	06/30/2012	01/01 to	06/30/2012
	06/30/2013	Adjusted	06/30/2013	Adjusted
Income Before Taxes on Income and Profit Sharing	(343,047)	756,299	570,235	1,120,771
Profit Sharing (1)	(431,636)	(534,118)	(473,864)	(573,513)
Interest on Capital	(300,000)	(570,000)	(300,000)	(570,000)
Unrealized Gains	-	-	(4,400)	(15,573)
Income Before Taxes	(1,074,683)	(347,819)	(208,029)	(38,315)
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	429,873	139,128	83,212	15,326
Equity in Subsidiaries (2)	135,913	289,704	2,198	292
Nondeductible Expenses, Net of Non-Taxable Income	(4,481)	27,930	70,724	53,017
Exchange Variation - Foreign Branches	768,311	668,631	768,311	668,631
Income and Social Contribution Taxes on Temporary Differences	221,879	69,747	221,903	69,747
Effects of Change in Rate of CSLL (3)	-	-	5,987	16,572
Other Adjustments, Including Profits Provided Abroad	(8,739)	(1,191)	(930)	106,695
Income and Social Contribution Taxes	1,542,756	1,193,949	1,151,405	930,280
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

33. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. it also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				06/30/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,602,508)	(338,403)	(411,088)	(1,295,872)
Fair Value of Plan Assets	13,463,607	595,174	3,223	1,533,621
	(1,138,901)	256,771	(407,865)	237,749
Being:
Superavit	148,620	256,771	-	237,749
Deficit	(1,287,521)	-	(407,864)	-
Amount not Recognized as Assets	148,620	245,500	-	236,755
Net Actuarial Asset at June 30, 2013	-	11,271	-	994
Net Actuarial Liability at June 30, 2013	(1,287,521)	-	(407,864)	-
Payments Made	109,306	-	20,989	(96)
Revenues (Expenses) Recorded	(160,687)	(31)	(17,007)	(267)
Other Equity Valuation Adjustments	(501,120)	252	(191,062)	(458)
Actual Return on Plan Assets	316,465	23,579	142	67,868

Consolidated
				06/30/2013
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(14,842,563)	(338,722)	(411,088)	(1,295,872)
Fair Value of Plan Assets	13,830,322	596,175	3,223	1,533,621
	(1,012,241)	257,453	(407,865)	237,749
Being:
Superavit	275,280	257,453	-	237,749
Deficit	(1,287,521)	-	(407,864)	-
Value Unrecognized as Asset	275,280	246,182	-	236,755
Net Actuarial Asset at June 30, 2013	-	11,271	-	994
Net Actuarial Liability at June 30, 2013	(1,287,521)	-	(407,864)	-
Payments Made	109,306	-	20,989	(96)
Revenues (Expenses) Recorded	(160,715)	(31)	(17,007)	(267)
Other Equity Valuation Adjustments	(501,120)	252	(191,062)	(458)
Actual Return on Plan Assets	336,616	23,579	142	67,868

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first half of 2013 was R$30,619 in the Bank and R$31,695 in the consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: For the health care plan "Retirement SantanderPrevi" has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.
Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real’s Retirees (Life Insurance): For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank
		06/30/2013
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,163,672)	(500,919)
Fair Value of Plan Assets	4,364,033	135,490
	(799,639)	(365,429)
Being:
Deficit	(799,639)	(365,429)
Value Unrecognized as Asset	-	124,178
Net Actuarial Asset at June 30, 2013	-	-
Net Actuarial Liability at June 30, 2013	(799,639)	(489,607)
Payments Made	21,081	9,900
Revenues (Expenses) Recorded	(61,606)	(20,742)
Other Equity Valuation Adjustments	(847,509)	(126,727)
Actual Return on Plan Assets	226,790	5,944

		Consolidated
		06/30/2013
	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,441,880)	(500,919)
Fair Value of Plan Assets	4,552,318	135,490
	(889,562)	(365,429)
Being:
Deficit	(889,562)	(365,429)
Value Unrecognized as Asset	-	124,178
Net Actuarial Asset at June 30, 2013	-	-
Net Actuarial Liability at June 30, 2013	(889,562)	(489,607)
Payments Made	21,507	9,900
Revenues (Expenses) Recorded	(64,832)	(20,742)
Other Equity Valuation Adjustments	(938,656)	(126,727)
Actual Return on Plan Assets	236,549	5,944

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

		Bank/Consolidated
		06/30/2013
Equity Instruments		2.8%
Debt Instruments		93.4%
Real Estate		0.5%
Others		3.3%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		06/30/2013
	Pension	Health
Nominal Discount Rate for Actuarial Obligation (1)	8.7% and 10.7%	9.0% and 10.7%
Rate Calculation of Interest Under Assets to the Next Year (1)	8.7% and 10.7%	9.0% and 10.7%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000
(1) The rate of 10.7% used in the plans: Banesprev II, V, Pré 75 and Cabesp, sponsored by Banco Santander.

e) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

e.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Company and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates – Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each unit.

Long-Term Incentive Plan - SOP 2014: It is a plan Purchase Option lasting three years. The period for exercise begins on June 30, 2014 until the date of June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: It is a stock option plan with 3 years of duration. The period for the exercise begins on June 30, 2016 up to June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Company: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 01 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (bonus), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan – PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of bonus by the Company to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units.

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP 2013, PSP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position		% of Shares Exercisable
1°	100%	50%	100%
2°	75%	35%	75%
3°	50%	25%	50%
4°	-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises :

			Pl13 - PSP	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment			Binominal	Binominal	Binominal	Binomial
Volatility			40.00%	57.37%	57.37%	57.37%
Probability of Occurrence			56.25%	24.20%	26.97%	43.11%
Risk-Free Rate			9.62%	10.50%	10.50%	11.18%

				SOP 2013	SOP 2014	Plans SOP
Method of Assessment				Black&Scholes	Black&Scholes	Binomial
Volatility				40.00%	40.00%	57.37%
Rate of Dividends				3.00%	3.00%	5.43%
Vesting Period				2 Years	2 Years	2.72 Years
Average Exercise Time				5 Years	5 Years	3.72 Years
Risk-Free Rate				9.62%	10.50%	11.18%
Probability of Occurrence				56.25%	71.26%	43.11%
Fair Value for Shares				R$6,32	R$6,45	R$7,19

The average value of shares SANB11 on the period ended on June 30, 2013 is R$13.38 (06/30/2012 - R$15.44 to PI13 and PI14 and R$16.04 to PI12).

In the first half of 2013, daily pro-rata expenses amounting of the R$21,729 (06/30/2012 - R$12,913) Bank and R$22,307 (06/30/2012 - R$13,213) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and credit of R$4,139 (06/30/2012 - R$12,432) Bank and R$4,396 (06/30/2012 - R$13,013) Consolidated relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,555 Bank and R$1,656 in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Shares	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	29,666,500
Cancelled Options (PI12 - PSP)	(698,103)		2010	Executives	02/03/2010	06/30/2012
Exercised Options (PI12 - PSP)	(486,852)		2010	Executives	02/03/2010	06/30/2012
Cancelled Options (PI12 - SOP)	(7,759,571)	23.50	2010	Executives	02/03/2010	06/30/2014
Cancelled Options (PI13 - PSP)	(72,209)		2011	Executives	02/03/2010	06/30/2013
Granted Options (PI14 - PSP)	1,910,000		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (PI14 - PSP)	(106,226)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,393,163)	14.31	2011	Executives	10/26/2011	12/31/2013
Granted Options (SOP 2014)	5,855,000	14.31	2011	Executives	10/26/2011	12/31/2013
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(11,550)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(56,024)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(723,563)	14.31	2011	Executives	10/26/2012	12/31/2013
Granted Options (SOP 2013)	11,130,000	14.43	2013	Executives	05/02/2013	12/31/2015
Granted Options (PSP 2013)	2,433,400		2013	Executives	The Grant	12/31/2015
Balance Plans on 30/jun/2013	38,687,639
Plans - SOP	4,903,767	23.5	2010	Executives	02/03/2010	06/30/2014
PI13 - PSP	1,284,448		2011	Executives	02/03/2010	06/30/2014
Pl14 - PSP	1,747,750		2012	Executives	05/29/2012	06/30/2014
SOP 2014	17,188,274	14.31	2011	Executives	10/26/2011	12/31/2013
SOP 2013	11,130,000	14.43	2013	Executives	05/02/2013	12/31/2015
PSP 2013	2,433,400		2013	Executives	The Grant	12/31/2015
Total	38,687,639

e.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Shares	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Executives	06/19/2009	07/31/2012
Cancelled Options (PI12)	(403,907)	2009	Executives	06/19/2009	07/31/2012
Cancelled Granted Options (PI14)	(59,373)	2011	Executives	01/07/2011	07/31/2014
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI13)	(92,626)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 30/jun/2013	963,287
Plan I13	583,602	2010	Executives	07/01/2010	07/31/2013
Plan I14	379,685	2011	Executives	07/01/2011	07/31/2014
Total	963,287

In the first half of 2013, pro-rata expenses were registered in the amount of R$2,066 (06/30/2012 - R$2,888) Bank and R$2,135 (06/30/2012 - R$3,004) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program. Expenses related to the plans are recognized in contrast to other liabilities, because they are settled in cash.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

e.3) Share-Based Bonus

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in bonus shares to the Group companies, including Banco Santander in Brazil. This new policy, with adjustments applicable to Santander in Brazil, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the ordinary general meeting on February 15, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On June 30, 2013, was recorded credits in the amounting of R$8,713 (06/30/2012, was recorded credit in the amount of R$4,018) in the Bank and R$9,710 (06/30/2012, was recorded credit in the amount of R$4,094) in the Consolidated.

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". the period ended on June 30, 2013, we recorded expenses in the amount of R$317 (06/30/2012 - was recorded credit in the amount of R$2,202) regarding the provision of the plan and was recorded losses with the oscillation of the share market value of the plan in the amount of R$8,080 as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. In period ended on June 30, 2013, were recorded credits in the amount of R$617 (06/30/2012 were recorded credits in the amount of R$56) in the Bank and R$614 (06/30/2012 were recorded credits in the amount of R$44) in the Consolidated.

34. Risk Management Structure

Banco Santander in Brazil operates with local appetites and in accordance with risk policies of Banco Santander Spain, aligned with local and global performance objectives and follows the instructions of the Board of Directors, the rules of the Central Bank of Brazil and international good practices, aiming to protect the capital and ensuring the profitability of business. The Santander Group is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the bank. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events.Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, training, and appropriate communication of rules and laws to be applied to each area of the bank.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council. The local unit of risk is independent with a direct communication with the unit risk corporate;

- Business support, collaborating without ignoring the previous principle, to achieve business objectives while maintaining the quality of the risk. For this, the organizational structure of risk seeks cooperation between business managers and risk;

- Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others; and

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions;

- Maintenance Reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the level of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other levels of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between individualized customers and standardized.

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk levels; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Pillar II of the Basel Capital Accord) , the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain levels in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic level is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "special surveillance firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a level of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2.682/1999, 2.697/2000 and Bacen 2.899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The area of Business Recovery is responsible for all non-performing portfolio of Banco Santander in Brazil.

The area of Business Recovery is responsible for all non-performing portfolio of Banco Santander. The area has as role to define, implement and monitor strategies and performances related to portfolios of delinquent customers, seeking to ensure maximum efficiency in recovery, running this process in a fair and consistent with legal requirements.

The area uses statistical tools to study the behavior of clients and strategize more assertive recovery. One of the tools used is a behavior score used to study the performance of different groups, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies. Daily contact by Call Center, inclusion in protection to credit department, sending collection letters, and contacts through a network of agency bank are tools used for credit recovery. Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with overdue more than 60 days with higher values. We use outside agencies and attorneys to charge high-risk customers. These agencies receive a success fee for any amounts recovered.

Often execute sales of loan portfolio of uncollectible debts. These sales wallets happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

35. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate.

a) Segregation of Equity Investments of the Investments in Companies that Provide Services Complementary to those Provided by Financial Institutions

In order to segregate the equity investments in entities that provide complementary services to the financial services conglomerate, were made the following acts:

• Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain, investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively.

• Acquisition by Santander Serviços shares of the company Tecban held by Santusa as sale and purchase agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

b) Incorporation of Santander Consórcios by Santander Brasil Consórcio

At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios (Incorporated) by Santander Brasil Consórcio (Incorporator) (Incorporation) which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012.

The incorporation will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator.

On November 30, 2012 this process of incorporation was approved by the Bacen.

c) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

d) Other Corporate Movements

We also performed the following corporate actions:

• Constitution of in “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing.

• Opening capital of CFI RCI Brasil in the category “B”, pursuant to the extraordinary shareholders meeting held on August 30, 2012, whose record was obtained with the CVM on November 27, 2012.

• Incorporation of all shares issued of RCI Brasil Leasing by CFI RCI Brasil on May 31, 2012, so that RCI Brasil Leasing became a wholly-owned subsidiary of CFI RCI Brasil. On August 28, 2012 this process was approved by the Bacen.

• Partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações on August 31, 2011, being that the split portion was referring solely to the entire interest held by CRV DTVM on the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 this process was approved by the Bacen.

• Acquisition on January 21, 2013 by Webmotos S.A., 100% of the share capital of Idéia Produções e Design Ltda- ME.

• Partial spin-off of Webmotors S.A., dated 30th April 2013, with a capital reduction of Webmotors and the formation of a new company, Webcasas S.A.

• Was celebrated on June 21, 2013 an agreement with the objective of Carsales participation in Webmotors S.A.’ capital (Transaction), a company indirectly controlled by Banco Santander, for R$180 million. The Transaction will be implemented through the acquisition by the Carsales of new shares of Webmotors S.A.’ capital, representing 30% of all capital. This transaction generated a gain in Santander Serviços amounting R$119,961 related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing S.A. Arrendamento Mercantil, in 04th January 2013, in the amount of R$5,000,000 without any change to the common shares.

36. Subsequent Events

New Agreement for the Acquisition of GetNet’s Operations by Santander

On July 15, 2013, Banco Santander published a Notice to the Market stating that it has entered into a Memorandum of Understanding with the controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), which establishes the preliminary terms and conditions for the acquisition of the following operations: (i) the capture and processing of acquiring operations (credit and debit cards); (ii) the POS leasing transactions already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet’s vertical operations in the card segment ("Transaction").

The Transaction will allow Santander to capture the opportunities provided by the acquiring business through service and technology innovation.

The conclusion of the Transaction is subject to the usual conditions for this type of operation, including: (i) the execution of due diligence, (ii) that the parties have defined the ownership structure for the Transaction and the terms and conditions of the final agreements necessary to formalize it, (iii) that the parties have obtained all the necessary corporate authorizations to carry out the Transaction, and (iv) that the Transaction is approved by the competent government authorities, in accordance to the legal terms and provisions and applicable regulations.

37. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$30,356,598 (06/30/2012 - R$24,876,169) Bank and R$30,356,598 (06/30/2012 - R$24,961,082) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$122,347,583 (06/30/2012 - R$117,567,521), and the total amount of investment funds and assets managed is R$134,001,066 (06/30/2012 - R$127,023,243) recorded as off balance accounts.

c) In Bank and Consolidated, the insurance contracted by Banco Santander effective as of June 30, 2013, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,300,039 (06/30/2012 - R$1,232,937) and in bankers’ blanket insurance, an insurance was contracted with coverage amount of R$224,752 (06/30/2012 - R$157,650), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

			Bank/Consolidated
	Assets (Liabilities)		Income (Expenses)
			01/01 to	01/01 to
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Restricted Operations on Assets
Lending Operations	7,376	8,895	251	947,842
Liabilities - Restricted Operations on Assets
Deposits	(7,376)	(8,895)	(251)	(947,842)
Net Income			-	-

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3.263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of June 30, 2013 is R$2,725,306, of which R$666,637 up to 1 year, R$1,682,833 from 1 year to up to 5 years and R$375,836 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$2,200 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the first half of year were R$338,875 (06/30/2012 - R$285,601).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

****

Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A., the Group´s lead entity, and acts as a single Audit Committee for all institutions and insurance companies belonging to the Group, including the capitalization entity.

According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of the quality of the financial statements, compliance with rules and legislation, effectiveness and independence of the work performed by the internal and independent auditors, and internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections or improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary. The assessments of the Audit Committee are based primarily on information received from Executive Officers, internal and independent auditors and the areas responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meetings held on March 18, 2013 and April 24, 2013. One of the members is also a member of the Board of Directors of Banco Santander (Brasil).

The Audit Committee acts through meetings, analysis, readings and performs other necessary procedures. It held, formally, fifty eight meetings in the first half of 2013 and in July of 2013 for conducting its duties. The Audit Committee´s meeting minutes, and attachments, are sent to the Board of Directors.

The Audit Committee held a meeting with the Board of Directors on January 30, 2013, and July 29, 2013. In compliance with the Policy for Related-Party Transactions, approved by the Board of Directors, it also followed up the proposal of selling the totality of the shares of Santander Brasil Asset Management DTVM S.A., legal entity controlled by Banco Santander (Brasil) S.A., with minority stake held by Santander Leasing, during the first half of 2013.

In addition, the Coordinator participates as a hearing body in Risk Committee of the Board of Directors and Executive Committees, including Operational Risks, Compliance and Internal Controls - Asset Management and Products. The Audit Committee also monitors the results of inspections and recommendations made by regulatory and self-regulating bodies and the respective action plans for solving the issues. In this semester, the Audit Committee held specific meetings with the representatives of the Central Bank of Brazil (Bacen).

Regarding the Audit Committee’s roles and responsibilities:

Financial Statements

BrGaap - The Audit Committee proceeded with the analysis of the financial statements of the companies comprising Santander Economic and Financial Group, confirming their quality. In this respect, the Committee followed up on the first half of 2013 closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and preparation of the financial statements.

IFRS - As part of its duties, the Audit Committee also examined the financial statements prepared in accordance with the International Financial Reporting Standards (IFRS), to comply with the rules applicable to the companies registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse). In the period, Santander also disclosed the consolidated financial statements under IFRS to comply with Resolution 3786/2009 of the National Monetary Council (CMN).

Internal Control and Operational Risk Management

The Audit Committee received material and held meetings with the Operational Risk Executive Officer and with the Internal Control and Capital Officer, primarily responsible for managing, implementing and promoting internal control and risk management awareness and methodology. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risk area. These analysis were conducted in conformity with Resolutions CMN 2554/1998 and 3380/2006 and Circular 249/2004 of the Superintendency of Private Insurance (Susep), which is for the reason of Santander Capitalização S.A., all related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses.

Internal Audit

Concerning the internal audit work, the Audit Committee held six meetings during the first half of 2013 and July of 2013, and met, in several other occasions, by having Internal Audit professionals attending other Audit Committee meetings.  At the meetings, the Audit Committee reviewed the planning and work plan for 2013, and monitored the work performed, reports issued, findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements. The Audit Committee also held a meeting with the Internal Audit Officer to present the analyses of the performance of the Internal Audit, made by the Audit Committee, pursuant to the current law.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report and quarterly special reviews reports of the individual and consolidated financial statements of the Group. As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3467/09. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held seven meetings, in the first half of 2013 and in July of 2013.  The main discussions at the meetings involved the financial statements of the first half of 2013, accounting practices, deficiencies, and comments and recommendations raised in the internal control reports, as well as the findings from the performance evaluation carried out by the Audit Committee. The Audit Committee also reviewed service proposals presented by Deloitte, to perform services other than auditing the financial statements, in order to verify the inexistence of conflicts of interest or loss of independence.

Ombudsman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for institutions, the work performed on the exercise of 2013, was presented and discussed by the Audit Committee. The Ombudsman Report required by the Brazilian Central Bank (Bacen) will be reviewed in a meeting scheduled for August 2013.

Other Activities

Besides the activities above described, as part of the work inherent in its duties, the Audit Committee met with management and several areas of Santander, for additional analysis, especially: (i) with professionals from Operational Risk area about the security process in the attendant channels; (ii) for acquaintance of the work related to the customers database update and quality improvement; (iii) with Legal Executives for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes; (iv) with Compliance about the Market Trading Code, to control of related-party transactions and money laundering prevention issues; (v) with Finance executives, about the status for implementing Basel requirements, Investor Relations and management procedures of ratio, interest, exchange and capital; and (vi) with Credit and Risk Executives for an update on the valuation, monitoring and loss provision criterion pursuant to credit risk management. The Audit Committee evaluated, formally, the individual contribution and performance of its members and respective effectiveness.

During the period, the members of the Audit Committee also attended trainings on normative acts of the interest and with impact to the Conglomerate.

Conclusion

As a result of our work and assessments performed, and taking into consideration the context and scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Economic and Financial Group’s financial statements and recommends its approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, July 29, 2013

Celso Clemente Giacometti

Elídie Palma Bifano

René Luiz Grande - Coordinator

Taiki Hirashima – Financial Expert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer